Dechert
LLP

1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

HARRY S. PANGAS

harry.pangas@dechert.com
+1 202 261 3466 Direct

January 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed Against Vijay Rajguru, et al. (File No. 814-01064)

Ladies and Gentlemen:

On behalf of Alcentra Capital Corporation (the "***Company***") and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of

- the class action complaint filed by Robert Blazina, individually and on behalf of all others similarly situated, Plaintiff, vs. Vijay Rajguru, Edward Grebow, Douglas J. Greenlaw, Suhail A. Shaikh, William H. Wright II and Frederick Van Zijl, Defendants, in the Circuit Court for Baltimore City, involving certain officers and directors of the Company that has been delivered to the Company; and

- the class action complaint filed by Steve Duncan, individually and on behalf of all others similarly situated, Plaintiff, vs. Vijay Rajguru, Edward Grebow, Douglas J. Greenlaw, Suhail A. Shaikh, William H. Wright II and Frederick Van Zijl, Defendants, in the Circuit Court for Baltimore City, involving certain officers and directors of the Company that has been delivered to the Company.

If you have any questions regarding this submission, please do not hesitate to contact me at (202) 261-3466.

Best regards,

/s/ Harry S. Pangas
Harry S. Pangas

Enclosures

Dechert
LLP

cc: Vijay Rajguru
       Edward Grebow, *Alcentra Capital Corporation*
       Douglas J. Greenlaw, *Alcentra Capital Corporation*
       Suhail A. Shaikh, *Alcentra Capital Corporation*
       William H. Wright II, *Alcentra Capital Corporation*
       Frederick Van Zijl, *Alcentra Capital Corporation*
       Gregory A. Schernecke, *Dechert LLP*
       David M. Leahy, *Sullivan & Worcester LLP*

ROBERT BLAZINA, Individually and on behalf of all others similarly situated,
5420 Butte Circle
Rocklin, CA 95765

Plaintiff,

v.

VIJAY RAJGURU
200 Park Ave. 7th Floor
New York, NY 10166

EDWARD GREBOW
200 Park Ave. 7th Floor
New York, NY 10166

DOUGLAS J. GREENLAW
200 Park Ave. 7th Floor
New York, NY 10166

SUHAIL A. SHAIKH
200 Park Ave. 7th Floor
New York, NY 10166

WILLIAM H. WRIGHT II
200 Park Ave. 7th Floor
New York, NY 10166

and FREDERICK VAN ZIJL
200 Park Ave. 7th Floor
New York, NY 10166
SERVE ON:
ALCENTRA CAPITAL CORPORATION
CSC-Lawyer Incorporating Svc. Corp.
7 St. Paul Street, Suite 820
Baltimore, MD 21202

Defendants.

IN THE

CIRCUIT COURT

FOR BALTIMORE CITY

Case No.

JURY TRIAL DEMANDED

RECEIVED
CIRCUIT COURT FOR
BALTIMORE CITY
2019 DEC 23 P 2:57
CIVIL DIVISION

CLASS ACTION COMPLAINT

Plaintiff Robert Blazina, through undersigned counsel, brings this Complaint on behalf of himself and the holders of the common stock of Alcentra Capital Corporation ("Alcentra

or the "Company") against the members of the Board of Directors (as defined herein) of Alcentra Capital (collectively, the "Defendants") for breaches of fiduciary duties arising from their attempted sale of the Company to Crescent Capital BDC, Inc. ("Crescent Capital"). To remedy these breaches, this action seeks an order (1) enjoining the merger of Alcentra Capital with Crescent Capital, (2) requiring that the Alcentra Capital Board comply with their fiduciary obligations, and (3) awarding Plaintiff and the Class (as defined herein) damages suffered as a result of Defendants' wrongdoing.

The allegations of this Complaint are based on Plaintiff's knowledge as to himself, and on information and belief based upon, among other things, the investigation of counsel and certain publicly available information, as to all other matters.

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of Alcentra Capital shareholders against Defendants for breaches of fiduciary duty and/or other violations of state law arising out of the merger of Alcentra Capital with Crescent Capital BDC by means of an unfair process, for an inadequate price, and without full disclosure of all material information.

2. Alcentra Capital is a publicly-traded closed-end management investment company that originates and manages investments in middle market companies. As of September 30, 2019, Alcentra Capital had $218.4 million invested in 28 portfolio companies and one collateralized loan obligation. Alcentra Capital is traded on the Nasdaq Stock Market ("NASDAQ") under the symbol "ABDC."

3. On August 12, 2019, Alcentra Capital and Crescent Capital BDC announced that they had entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 on September 27, 2019, the "Merger Agreement"), through which Crescent Capital BDC, through two newly-created subsidiaries, Crescent Reincorporation Sub, Inc. ("Crescent Capital Maryland

BDC") and Atlantis Acquisition Sub, Inc. ("Acquisition Sub"), will acquire all of the outstanding shares of the Company's common stock in a stock and cash transaction in a three-stage transaction. First, Crescent Capital BDC will merge into Crescent Capital Maryland BDC, resulting in Crescent Capital BDC's reincorporation from the State of Delaware to the State of Maryland (the "Reincorporation Merger"). Second, Acquisition Sub will merge with and into Alcentra Capital, with Alcentra Capital surviving as a wholly-owned subsidiary of Crescent Capital Maryland BDC (the "First Merger"). Finally, Alcentra Capital will merge into and with Crescent Capital Maryland BDC, with Crescent Capital Maryland BDC remaining as the surviving entity (collectively, the "Merger" or the "Proposed Transaction"). After the completion of the Proposed Transaction, Crescent Capital Maryland BDC will be renamed "Crescent Capital BDC, Inc." and is expected to have its common stock listed on NASDAQ under the symbol "CCAP."

4.   Pursuant to the terms of the Merger Agreement, for each share of Alcentra common stock, Alcentra Capital shareholders will receive only (a) 0.4041 shares (the "Exchange Ratio") of Crescent Capital Maryland BDC common stock (or 5.2 million shares total) (the "Stock Consideration") and (b) $3.1784 per share in cash ($40.9 million total)[1] (the "Cash Consideration" and, together with the Cash Consideration, the "Merger Consideration").

5.   Based on Crescent Capital BDC's net asset value ("NAV") per share as of June 30, 2019, the Merger Consideration to be received by Alcentra Capital stockholders has an implied value of $141.9 million, or approximately $11.02 per share, which represents 1.0x Alcentra Capital's NAV per share as of June 30, 2019, and 1.36x the closing price of Alcentra Capital's common stock on August 12, 2019 (the last trading day prior to announcement of the Proposed

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[1] $1.6761 per share ($21.6 million) will be paid by Crescent Capital BDC's external investment adviser, Crescent Cap Advisors, LLC, and $1.5023 per share ($19.3 million) will be paid by Crescent Capital Maryland BDC.

Transaction). Post-transaction, Crescent Capital stockholders will own approximately 80% of the merged company, while Alcentra Capital stockholders will own the remaining 20%.

6.   The Merger Consideration is inadequate and undervalues the Company. It does not adequately compensate shareholders for Alcentra Capital's strong performance or inherent value, or the value of the Company to Crescent Capital BDC specifically. Further, pursuant to the Merger Agreement, the Exchange Ratio will not be adjusted for changes in the price of Alcentra Capital common stock. Because there is currently no trading market for Crescent Capital Maryland BDC common stock and because the NAV of Crescent Capital BDC may change, Alcentra Capital stockholders cannot know or calculate the market value of the stock portion of the Merger Consideration they will receive upon the completion of the Merger. Moreover, neither Alcentra Capital nor Crescent Capital BDC is permitted to terminate the Merger Agreement or re-solicit the vote of Alcentra Capital's or Crescent Capital BDC's stockholders because of changes in the market price of Alcentra Capital common stock or changes in the NAV of either company.

7.   The Proposed Transaction is further marred by a flawed process and conflicts of interest, not the least of which is that the process that resulted in the Proposed Transaction was driven by a serial activist investor, the Stilwell Funds (as defined herein), who bullied the Board into a quick sale of the Company by threatening to replace the Board and management. For its part, the Board and management, through active and deliberatively dishonest misconduct, acceded to the Stilwell Funds' demands to avoid losing a high-profile proxy fight and to protect their own business interests.

8.   Even worse, the Defendants (as defined herein) agreed to certain deal protection devices in the Merger Agreement that will prevent other bidders from making successful competing offers. These include:

- a termination fee provision pursuant to which the Board agreed that Alcentra Capital would pay Crescent Capital BDC a termination fee of $4,281,720 if it terminates the Proposed Transaction;

- a strict no-solicitation provision that effectively precludes the Board from fulfilling their duties of loyalty and good faith by foreclosing them from soliciting bids from any other potential acquirer, and requires that the Board cease certain existing communications and negotiations after a certain time;

- an information rights and matching rights provision that requires the Company to notify Crescent Capital BDC of certain unsolicited competing offers, provide Crescent Capital BDC with information regarding such offers, and negotiate in good faith with Crescent Capital BDC regarding the same; and

- voting and support agreements, pursuant to which nearly 70% of Crescent Capital BDC's shares are locked-up in favor of the Proposed Transaction.

These provisions and agreements substantially and improperly prevent the third parties that are most likely to submit a superior proposal from making such a bid and impede the Board's ability to investigate and pursue superior proposals and alternatives.

9.   Finally, on December 11, 2019, Alcentra Capital filed a definitive proxy statement under the Securities Exchange Act of 1934 (the "Definitive Proxy Statement" or "Proxy"), which included joint proxy statements to Crescent Capital BDC's stockholders. The Proxy is intended to convince Alcentra Capital stockholders to vote in favor of the Proposed Transaction. As described in further detail herein, the Proxy is materially false and misleading in that it denies the Company's stockholders material information concerning the financial and procedural fairness of the Proposed Transaction. Without such information, Alcentra Capital stockholders cannot make a fully informed decision about whether to vote in favor of the Proposed Transaction. ***The Proxy also set***

a Special Meeting of Alcentra Capital stockholders to consider and vote on the Proposed
Transactions for January 29, 2020.

10.   In sum, the Defendants actively and deliberately breached their duties of loyalty and good faith and failed to protect the interests of Alcentra Capital shareholders. The Defendants engaged in a process that was designed to benefit Crescent Capital BDC and secure material personal improper benefits for themselves. Each of the Defendants has actively and deliberately breached his or her fiduciary duties by favoring the Stillwell Funds', Crescent Capital BDC's, or his or her own financial interests over those of Alcentra Capital and its public, non-insider shareholders. As a result, Plaintiff and the other public shareholders will suffer damages as they are receiving an unfair price in the Proposed Transaction.

11.   In facilitating the Proposed Transaction for inadequate consideration and through a flawed process, each of the Defendants breached their fiduciary duties and engaged in bad faith, conduct amounting to active and deliberate dishonesty. As set forth below, the Board agreed to hand over the Company and its future prospects to Crescent Capital BDC for a demonstrably unfair price and pursuant to a conflicted process. If the Defendants are able to consummate the Proposed Transaction, Alcentra Capital's public shareholders will not receive the true value of their investment. The Merger Consideration does not reflect Alcentra Capital's intrinsic value or the value of the Company as the target of a full and fair sale process.

12.   For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin the Proposed Transaction, or, in the event the Proposed Transaction is consummated, recover damages resulting from the Defendants' violations of their fiduciary duties.

PARTIES

A. The Plaintiff

13.   Plaintiff is, and at all relevant times was, a continuous holder of Alcentra Capital common stock.

B. The Defendants

14.   Defendant Vijay Rajguru ("Rajguru") was Global Chief Investment Officer ("CIO"), overseeing the Company's global direct lending, loan, high yield, and structured credit businesses in the United States, from March 2019 until November 30, 2019.[2] Rajguru was Chairman of the Board from May 4, 2018 until November 30, 2019. From June 22, 2018 until March 12, 2019, Rajguru served as Chief Executive Officer ("CEO") of the Company.[3] As of December 11, 2019, Rajguru was 56 years old.

15.   Defendant Edward Grebow ("Grebow") has been Chairman of the Board since November 30, 2019, and has served as a director of the Company since March 2016. As of December 11, 2019, Grebow was 69 years old.

16.   Defendant Douglas J. Greenlaw ("Greenlaw") has served as a director of the Company since April 2014. As of December 11, 2019, Greenlaw was 75 years old.

17.   Defendant Suhail A. Shaikh ("Shaikh") has served as a director of the Company since November 30, 2019, and has been CEO since March 11, 2019. From June 22, 2018 until

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[2]   On November 30, 2019, in connection with changes in management at Alcentra NY, LLC, the external investment adviser to Alcentra Capital, Rajguru resigned from his positions as Chairman of the Board and CIO, effective immediately. The Board appointed Defendant Edward Grebow to serve as Chairman of the Board, and appointed Defendant Suhail A. Shaikh, the Company's CEO, to fill the vacant seat on the Board created by Rajguru's resignation.

[3]   Rajguru resigned as CEO effective March 12, 2019. He continued to serve as Chairman of the Board until he resigned from the Board effective November 30, 2019.

March 11, 2019, Shaikh was Co-President of Alcentra Capital (with Peter M. Glaser). As of December 11, 2019, Shaikh was 51 years old.

18. Defendant William H. Wright II ("Wright") has served as a director of the Company since October 2018. As of December 11, 2019, Wright was 59 years old.

19. Defendant Frederick Van Zijl ("Zijl") has served as a director of the Company since October 2018. As of December 11, 2019, Zijl was 57 years old.

20. Throughout the relevant time period through November 30, 2019, Defendants Rajguru, Grebow, Greenlaw, Shaikh, Wright, and Zijl, formed the Board of Directors of Alcentra Capital,[4] and are collectively referred to herein as the "Board" or the "Defendants."

21. Defendants Van Zijl, Wright, Grebow, and Greenlaw formed the Independent Director Committee.[5]

C. Relevant Non-Parties

22. Joseph Stilwell ("Stilwell") is an investment manager and is the managing member and owner of Stilwell Value LLC.

23. Stillwell Value LLC is the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates, which are private investment partnerships. (Mr. Stilwell, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates are at times referred to collectively herein as the "Stilwell Funds.").

24. Stilwell is the beneficial owner of the shares of Alcentra Capital common stock

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[4]   As noted above, on November 30, 2019, Shaikh replaced Rajguru on the Board.

[5]   Defendants Van Zijl and Wright were appointed to the Board and to the Independent Director Committee on October 26, 2018, following the resignations of T. Ulrich Brechbühl on May 1, 2018 and Steven H. Reiff on June 25, 2018.

held by him, as well as those held in the names of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates. As of December 11, 2019, the Stilwell Funds owned approximately 8.6% of the publicly-reported shares of Alcentra Capital common stock.

25. Alcentra Capital Corporation is a Maryland Corporation with its headquarters in New York, NY.

<u>JURISDICTION AND VENUE</u>

26. The damages suffered and sought to be recovered by Plaintiff and the Class are an amount in excess of $75,000.

27. This Court has jurisdiction over this matter because each of the Defendants either conducts business in or maintains operations in Baltimore City, Maryland or has sufficient minimum contacts with Baltimore City, Maryland so as to render the exercise of jurisdiction by the Maryland courts permissible under traditional notions of fair play and substantial justice. More specifically, Alcentra Capital is incorporated in Maryland, and the Company enacted a bylaw designating this Court as the exclusive forum for litigation of this nature.

28. Venue is proper in this Court pursuant to Maryland Courts and Judicial Procedure § 6-201 (a) and (b) because the Defendants are directors of a corporation that maintains its principal offices in Baltimore City, Maryland.

<u>DEFENDANTS' FIDUCIARY DUTIES</u>

29. By reason of the Defendants' positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Alcentra Capital and owe them a a duty of care, loyalty, and good faith. *See* Md. Corps. & Ass'ns § 2-405.1(c). By virtue of their positions as directors and/or officers of Alcentra Capital, the Defendants, at all relevant times, had the power to control and influence Alcentra Capital, did

control and influence Alcentra Capital, and caused Alcentra Capital to engage in the practices complained of herein.

30. To diligently comply with their fiduciary duties, the Defendants may not take any action that: (a) adversely affects the value provided to the Company's shareholders; (b) favors themselves or discourages or inhibits alternative offers to purchase control of the corporation or its assets; (c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the Company's shareholders; (d) will provide the Defendants with preferential treatment at the expense of, or separate from, the public shareholders; and/or (e) contractually prohibits the Defendants from complying with or carrying out their fiduciary duties.

31. In accordance with their duties of loyalty and good faith, the Defendants are obligated to refrain from: (a) participating in any transaction where the Defendants' loyalties are divided; (b) participating in any transaction where the Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

32. Plaintiff alleges herein that the Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to the Company.

33. The Defendants' duties of care, loyalty and good faith also requires them to disclose all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the shareholders' equity interest. The Defendants are knowingly or recklessly breaching their fiduciary duties by failing to disclose all material information concerning the Proposed Transaction

CLASS ACTION ALLEGATIONS

34. Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Alcentra Capital common stock who are being and will be harmed by the Defendants' actions described below (the "Class"). Excluded from the Class are the Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

35. This action is properly maintainable as a class action because:

    a. The Class is so numerous that joinder of all members is impracticable. As of December 6, 2019, there were 12.88 million shares of Alcentra Capital common stock issued and outstanding. The actual number of public stockholders of Alcentra Capital will be ascertained through discovery.

    b. There are questions of law and fact that are common to the Class, including:

        i) whether Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

        ii) whether Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

        iii) whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

    c. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

    d. Plaintiff's claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

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e.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

f.   Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A.   **Relevant Corporate Background**

36.   Alcentra Capital is a publicly-traded, closed-end management investment company that originates and manages investments in middle market companies (generally defined as U.S.-based companies having between $15.0 million and $75.0 million of EBITDA) in the following sectors: healthcare and pharmaceutical services; defense, aerospace, and government services; business and outsourced services. Alcentra Capital has elected to be treated as a business development company under the Investment Company Act of 1940. The Company is incorporated in Maryland and maintains its principal place of business in New York. It is managed by Alcentra NY, which is a registered investment advisor and which, together with certain of its affiliated companies, is an indirect, majority-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"). As of September 30, 2019, Alcentra Capital had $218.4 million invested in 28 portfolio companies and one collateralized loan obligation.

37.   Since its initial public offering in May 2014 and through mid-2017, Alcentra Capital invested primarily in lower middle-marked companies (typically those with annual EBITDA of $5 million to $15 million) through mezzanine debt financing, often with a corresponding equity investment and, to a lesser extent, first lien, second lien, and unitranche

loans. Beginning in the summer of 2017, however, the Company began shifting its investment strategy to making senior secured floating-rate loans to larger middle-market companies (typically those with annual EBITDA of $5 million to $25 million) backed by financial sponsors. Later in 2017, Alcentra again shifted its investment strategy to focus on larger, financial sponsor-backed, middle-marked companies with annual EBITDA of $5 million to $75 million.

38.   On March 11, 2019, Alcentra Capital issued a press release reporting its financial results for the fourth quarter of 2018 and fiscal year ending December 31, 2018. Highlights included:

- Total investment income of $7.0 million for the quarter and $29.0 million for the year ended December 31, 2018

- Net investment income of $3.7 million, or $0.27 per share, for the quarter and $13.9 million, or $1.01 per share, for the year ended December 31, 2018

- Invested $27.8 million of capital into two new portfolio companies and one add-on investment during the fourth quarter

- Received proceeds from repayments, loan dispositions and amortizations on investments of $64.4 million during the fourth quarter

- NAV of $145.8 million, or $11.13 per share

- Weighted average debt portfolio yield of approximately 11.0%

- Repurchased 411,939 shares during the quarter as part of the share repurchase program authorized on November 5, 2018; repurchased approximately 7.9% of shares outstanding since January 1, 2018.

39.   In the March 11, 2019 press release, Defendant Rajguru stated: "We have made significant progress this quarter towards rotating our portfolio into our new strategy and continued to make accretive repurchases of our shares under our buyback program."

40.   An analyst report published by Zacks Small Cap Research on March 14, 2019 following the release of the first quarter earnings report stated:

While past dividend cuts have stung investors, new management has rapidly culled

12

the losing investments from the portfolio, which should lessen the chance for future declines in NAV. With assets redeployed there is the potential for higher earnings, which could lead to an increased dividend in the future and thus further price appreciation. Stock buybacks are also still in effect increasing NAV. These efforts should lead to stock price appreciation going forward.

41.   On May 6, 2019, Alcentra Capital issued a press release reporting its financial results for the quarter ended March 31, 2019. Highlights included:

- Total investment income of $6.4 million

- Net investment income of $2.9 million, or $0.22 per share

- Invested approximately $26.0 million of capital into 5 new portfolio investments

- Received proceeds from repayments, loan dispositions and amortizations on investments of approximately $50.0 million

- NAV of $143.9 million, or $11.17 per share

- Weighted average debt portfolio yield of approximately 11.2%

- Repurchased 229,729 shares during the quarter as part of the share repurchase program authorized on November 5, 2018; repurchased approximately 9.5% of shares outstanding since January 1, 2018

42.   In the May 6, 2019 press release, Defendant Rajguru noted that the Board was "pleased with the progress management continues to make in rotating our legacy assets and stabilizing book value per share." Defendant Shaikh touted the Company's positive results as follows: "We are pleased with our performance in the first quarter of 2019, including successfully exiting several of our legacy investments, reducing the size of our concentrated positions and adding new investments consistent with our revised strategy – all with the backdrop of a relatively light volume quarter in the direct lending market."

43.   On August 7, 2019, Alcentra Capital issued a press release reporting its financial results for the quarter ended June 30, 2019. Highlights included:

- Total investment income of $6.1 million

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- Net investment income of $2.5 million, or $0.20 per share

- Invested approximately $28.6 million of capital into 6 new portfolio investments, including two new companies

- Received proceeds from repayments, loan dispositions and amortization on investments of approximately $22.1 million

- NAV of $141.9 million, or $11.02 per share, after taking into account the $0.15 special dividend paid on July 3, 2019

- Weighted average debt portfolio yield of approximately 10.7%

44.   Following the Company's announcement of its financial results for the second quarter of 2019, Zacks Small Cap Research issued a research report stating that "[n]ew management at Alcentra (ABDC) has made significant progress revamping the portfolio and stabilizing NAV," and noting that "[t]he company was even able to pay a special $0.15 dividend this quarter." The report also noted that although the Company's NAV had declined from its May 2014 initial public offering, it "had been on the rise since new management took over."

45.   On November 5, 2019, Alcentra Capital issued a press release reporting its financial results for the quarter ended September 30, 2019. Highlights included:

- Total investment income of $5.6 million

- Net investment income of $1.7 million, or $0.13 per share

- Received proceeds from repayments, loan dispositions and amortization on investments of approximately $2.8 million

- NAV of $141.4 million, or $10.98 per share

- Weighted average debt portfolio yield of approximately 10.6%

46.   With regard to the third quarter 2019 results, Defendant Shaikh stated: "We were pleased with the performance of our investments, despite the volatility in leveraged finance markets."

B. **Events Leading to the Proposed Transaction**

47. The Proposed Transaction is the result of the Board's reactionary response to pressure by the Stilwell Funds to force a sale of the Company.

48. Specifically, on December 28, 2017, the Stilwell Funds filed a Schedule 13D (the "Stilwell 13D") with the United States Securities and Exchange Commission ("SEC"), reporting an approximate 7.2% beneficial ownership interest in the Company. Therein, the Stilwell Funds stated that the purpose of their acquisition of Alcentra Capital common stock was "to profit from the appreciation in the market price of the shares" by "asserting shareholder rights," that they did not believe that the value of Alcentra Capital's "assets [are] adequately reflected in the current price," and that they hoped "to work with [Alcentra Capital] to reduce its share price's discount to net asset value."

49. After this filing, Stilwell and representatives of Alcentra Capital met in person on January 5, 2018. At that meeting, Stilwell demanded that the Company initiate an open-market stock repurchase program for 10% of Alcentra Capital common stock per year, starting in 2018 (the "Stilwell Repurchase Request"), *and threatened to launch a proxy context if the Company did not accede to this demand*. At that time, there was a $5 million discretionary open-market share repurchase program that had been in effect since November 2017 (the "2017 Share Repurchase Program"). The 2017 Share Repurchase Program had been put into place by the Company to increase NAV.

50. At that time, the Company did not accede to Stilwell's request. Accordingly, on March 2, 2018, the Stilwell Funds reported additional acquisitions of Alcentra Capital common stock that increased their aggregate beneficial ownership interest to approximately 8.5%.

51. On January 8, 2018, former director and Chairman Paul J. Echausse ("Echausse") resigned from the Alcentra Capital Board.

52.   The following month, on April 30, 2018, the Alcentra Capital Board approved the creation of an Advisory Agreement Oversight Committee (as subsequently renamed on November 5, 2018, the "Independent Director Committee") in order to review and evaluate the continuation and renewal of Alcentra Capital's investment advisory agreement with Alcentra NY, review inbound inquiries from unidentified third parties regarding potential corporate finance and other strategic transactions with Alcentra Capital, evaluate proposals, and, if necessary, select and retain financial and legal advisors. As set forth above, the members of the Independent Director Committee were Defendants Van Zijl, Wright, Grebow, and Grenlaw.[6]

53.   In the spring of 2018, the Company began receiving inbound inquiries and proposals from various companies regarding potential strategic transactions involving Alcentra Capital. On May 14, 2018, the Independent Director Committee reviewed a proposal that had been received from an unidentified third party and determined – for undisclosed reasons – that the proposal was not then in the best interests of Alcentra Capital's stockholders and that the Company would not engage in discussions with the third party.

54.   Also in the spring of 2018, there were a rash of resignations from the Alcentra Capital Board: former director T. Ulrich Brechbühl ("Brechbühl"), effective May 1, 2018; former director and Chairman Paul Hatfield, effective May 4, 2018; former director, CEO, and President David Scopelliti ("Scopelliti"), effective June 22, 2018; and former director and Lead Independent Director Steven H. Reiff ("Reiff"), effective June 25, 2018.[7]

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[6]   The term of the Independent Director Committee originally was set to expire in August 2018, but was later extended by the Board to expire on the date of the Company's 2019 annual meeting of stockholders.

[7]   Following the resignation of Brechbühl, the Alcentra Capital Board decreased its size from six to five members, and following the resignations of Scopelliti and Reiff, the Board further decreased its size from five members to three, effective June 25, 2018. As a result of Reiff's

55.   On July 3, 2018, Alcentra Capital delivered a letter to each of the unidentified parties that had submitted a proposal or inquiry to Alcentra Capital noting – again, for undisclosed reasons – that Alcentra Capital had determined not to engage in discussions regarding a potential transaction at such time.

56.   In August 2018, the 2017 Share Repurchase Program terminated upon Alcentra Capital's repurchase of an aggregate of $5.0 million in common stock.

57.   On September 28, 2018, the Independent Director Committee held a telephonic conference to discuss a letter received from unidentified stockholders requesting the establishment of a liquidating class of shares. The Independent Director Committee determined – yet again, for undisclosed reasons – that such a proposal was not in the best interests of Alcentra Capital's stockholders at that time.

58.   On October 26, 2018, Defendants Van Zijl and Wright were appointed to the Board and the Independent Committee to fill the vacancies created by the resignations of Brechbühl and Reiff.

59.   On November 5, 2018, the Board discussed the Stilwell Repurchase Request *and issues relating to stockholder activism*. At that meeting, in apparent response to the Stilwell Funds' demands, the Board authorized another share repurchase program – this time for up to the lesser of 5% of the outstanding common stock or $10 million in aggregative of the common stock (the "2018 Share Repurchase Program"). The Company announced the 2018 Share Repurchase Program in a November 5, 2018 press release. In connection with the adoption of the Plan, Defendant Rajguru stated: "We are very focused on implementing strategies to enhance

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resignation, the Company was not in compliance with NASDAQ's listing requirement of having at least three independent directors. The Company then increased the Board from three to five members and added two independent directors, Defendants Wright and Van Zijl, effective September 16, 2018.

stockholder value. Share buybacks are an important part of those strategies, and we are delighted to have implemented a stock repurchase plan of approximately 5.0% on top of our prior purchases this year of another 5.0%."

60.   On November 7, 2018, Alcentra Capital received a letter from an unidentified third party (the "November 7, 2018 Letter") indicating its interest in potentially engaging in a strategic transaction with Alcentra Capital through which the third party or its affiliates would invest equity in Alcentra Capital and become Alcentra Capital's new investment adviser. On November 9, 2018, the Independent Director Committee held a meeting to review and discuss the November 7, 2018 Letter and determined – again, for undisclosed reasons – that this proposal was not in the best interests of Alcentra Capital's stockholders.

61.   On November 21, 2018, the Independent Director Committee determined to retain Sullivan & Worcester LLP ("S&W") as its independent outside legal advisor to assist the Committee in its review and consideration of strategic alternatives.

62.   On November 27, 2018, the Stilwell Funds reported additional acquisitions of Alcentra Capital common stock that increased their aggregate beneficial ownership interest to approximately 7.6%. *Just a few days later, on December 2, 2018, the Independent Director Committee met to discuss stockholder activism again*. The Independent Director Committee asked management about whether Alcentra NY and its affiliates could provide financing for, or make a significant investment in, Alcentra Capital in order to accelerate the rotation of the legacy portfolio into larger middle-market, financial-sponsor-backed credits. Management informed the Independent Director Committee that no such support would be forthcoming and, as a result, Alcentra NY would support any decision by the Independent Director Committee to formally launch a process to review strategic alternatives for Alcentra Capital.

63.   Thereafter, during December 2018, the Independent Director Committee held

multiple discussions with representatives of S&W to discuss whether to engage an investment bank to act as financial advisor to the Independent Director Committee.

64.   On January 5, 2019, representatives of the Company and the Stilwell Funds apparently met – although the Proxy is silent as to the meeting. Only through an amendment to the Stilwell 13D are we aware that, on this date, Stilwell threatened the Company with a proxy contest, as outlined below. Thereafter, on January 24, 2019, the Stilwell Funds delivered a letter to Alcentra Capital (the "Stilwell Funds Notice Letter") notifying the Company of their *intent to nominate two individuals* – Corissa B. Porcelli and Michelle D. Bergman (and Kerry G. Campbell as an alternate nominee) – *for election as directors at Alcentra Capital's 2019 annual meeting*.

65.   The next day, on January 25, 2019, the Stilwell Funds announced in Amendment No. 4 to the Stilwell 13D that they had served the Stilwell Funds Notice Letter, and stated: "We informed management at a meeting on January 5, 2018, and reiterated several times throughout the year, that *if the Issuer did not repurchase 10% of its shares in 2018, we would seek board representation*. They did not do so. We intend to gain board representation and work to maximize shareholder value at the Issuer." The Stilwell Funds also reported additional acquisitions of Alcentra Capital common stock, which increased their aggregate beneficial ownership interest to approximately 8.1%.

66.   That day, representatives of Alcentra Capital's management held multiple calls with its legal advisors and S&W to discuss the Stilwell Funds Notice Letter. Three days later, on January 28, 2019, representatives of Alcentra Capital's management met in person with representatives of the Stilwell Funds. During the meeting, the Stilwell Funds informed the Company that they preferred that Alcentra Capital continue to take actions to reduce the then-current discount to NAV per share at which Alcentra Capital common stock was trading.

67.   The Board began to act in a panicked manner. Later that same day, the Board met

to discuss management's meeting with the Stilwell Funds and the Stilwell Funds Notice Letter. During the meeting, the Independent Director Committee *discussed the potential launch of a formal strategic alternatives review process – in light of the potential proxy contest by the Stilwell Funds*. The Independent Director Committee noted that Alcentra Capital's management had succeeded in stabilizing Alcentra Capital's NAV and maintaining the quarterly dividend in recent quarters. Yet, inexplicably, the Committee concluded that Alcentra Capital's stockholders would be best served by launching a review of strategic alternatives, and determined to undertake a full review of strategic alternatives, including but not limited to a potential stock sale, asset sale, merger, buyout, tender offer or similar transaction involving Alcentra Capital, or the engagement of a new investment adviser.

68.   On February 7, 2019, the Board authorized the Independent Director Committee to launch and manage the strategic alternatives review process, and extended the term of the Independent Director Committee indefinitely, subject to further action by the Alcentra Capital Board. The next day, on February 8, 2019, the Independent Director Committee engaged Houlihan Lokey as its financial advisor in connection with the exploration of strategic alternatives.

69.   On February 15, 2019, the Independent Director Committee held a meeting to discuss the strategic alternatives review process, including the potential for a joint venture, stock sale, asset sale, merger or reverse merger, new investor adviser, or a primary share issuance and the use of confidentiality agreements in the context of the strategic alternatives review process. The Committee directed Houlihan Lokey to first explore potential strategic transaction opportunities with a targeted list of potentially-interested parties before turning the focus to other alternatives (the "Strategic Alternatives Review Phase I").

70.   On March 1, 2019, Houlihan Lokey provided an update to the Independent Director Committee on its initial discussions with parties that had already been contacted in Strategic

Alternatives Review Phase I, including Party D, and plans for outreach to additional unidentified parties. Houlihan Lokey also informed the Independent Director Committee that Alcentra Capital's management and legal advisors had prepared a form of confidentiality agreement to be sent to parties interested in participating in Strategic Alternatives Review Phase I for execution, which included "standstill" and related provisions.

71.   Houlihan Lokey contacted Crescent Capital Group LP ("CCG LP")[8] on March 5, 2019 regarding a potential strategic transaction with Alcentra Capital. CCG LP executed a confidentiality agreement with Alcentra Capital on March 8, 2019, which contained a "standstill" provision.

72.   On March 7, 2019, the Stilwell Funds announced that they had again increased their economic exposure in Alcentra Capital through the purchase of certain cash-settled swaps. As of this date, the Stilwell Funds' aggregate beneficial ownership in Alcentra Capital common stock was approximately 8.1%.

73.   On March 11, 2019, Houlihan Lokey provided the Independent Director Committee with an update regarding Strategic Alternatives Review Phase I, noting that it had engaged in discussions with four parties, two of which, CCG LP and Party D, had executed confidentiality agreements with Alcentra Capital, and principal-to-principal meetings to discuss opportunities had been scheduled with three of the parties, including CCG LP and Party D. *The Independent Director Committee discussed the potential effects that the Stilwell Funds' position in Alcentra Capital could have on the strategic alternative review process.*

74.   The following day, on March 12, 2019, representatives of Alcentra Capital's management met with representatives of CCG LP to discuss potential strategic transaction

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[8]   CCG LP is the majority member of Crescent Cap Advisors and the sole member of CCAP Administration LLC, which is Crescent Capital BDC's administrator.

opportunities. On March 13, 2019, representatives of Alcentra Capital's management met by video conference with representatives of Party D to discuss potential strategic transaction opportunities.

75.   The Independent Director Committee then held meetings on March 15, 2019 and March 22, 2019 to discuss the results of Strategic Alternatives Review Phase I and the possibility of publicly announcing the strategic alternatives review process and broadening its focus to include outreach to parties that may be interested in transactions including, but not limited to, a potential stock sale, asset sale, merger or reverse merger, appointment of a new investor adviser, or a primary share issuance (the "Strategic Alternatives Review Phase II").

76.   On March 25, March 26, and April 1, 2019, representatives of Alcentra Capital's management held business and portfolio diligence calls with representatives of CCG LP and Crescent Capital BDC.

77.   On April 1, 2019, CCG LP submitted to Alcentra Capital a non-binding initial indication of interest with respect to a potential transaction whereby (1) Crescent Capital BDC would merge into Alcentra Capital in a stock-for-stock transaction, with Alcentra Capital as the surviving entity, (2) Crescent Cap Advisors would enter into an advisory agreement to manage the combined entity, and (3) Crescent Cap Advisors would enter into a five-year sub-advisory agreement with Alcentra NY (the "CCG Phase I Proposal"). The proposed exchange ratio range in the CCG Phase I Proposal was $10.24 to $10.57 per share of Alcentra Capital common stock, or approximately 92% to 95% of Alcentra Capital's NAV per share as of December 31, 2018.

78.   On April 4, 2019, the Stilwell Funds announced that they had again increased their economic exposure in Alcentra Capital through the purchase of certain cash-settled swaps to approximately 8.6%. ***That same day, the Independent Director Committee unanimously resolved to commence Strategic Alternatives Review Phase II.*** The Company, in its public announcement, explained that it had entered into the strategic review process because it was

"important at this time to explore additional options that may be available to further enhance the value of the Company."

79.   On April 15, 2019, Houlihan Lokey informed the Independent Director Committee that 80 potentially interested (and unidentified) parties had been contacted regarding interest in a potential strategic transaction, and that 10 parties had executed confidentiality agreements as of the date of the meeting, including Party D, CCG LP, and Party A. Initial indications of interest were requested to be submitted by May 17, 2019. Later that day, representatives of the parties who had executed confidentiality agreements were provided access to an electronic data room. Throughout the remainder of April 2019, various unidentified, interested parties continued to enter into confidentiality agreements with Alcentra Capital and access the electronic data room.

80.   On April 15, 2019, the Stilwell Funds sent a letter to Alcentra Capital Shareholders (the "April 15 Letter") to inform them that they had nominated two directors for election at the 2019 annual meeting. *Therein, they stated that they "believe the Company should be sold to the highest bidder or liquidated. The accompanying slides explain our position."* The slides that followed are set forth below:

Period	Dividends Paid[1]	EPS[2]
IPO - 2Q14	$0.18	$0.28
3Q14	$0.34	$0.58
4Q14	$0.34	$0.23
1Q15	$0.34	$0.37
2Q15	$0.34	$0.47
3Q15	$0.34	$0.24
4Q15	$0.34	-$0.15
1Q16	$0.34	$0.32
2Q16	$0.34	$0.10
3Q16	$0.34	-$0.14
4Q16	$0.34	$0.37
1Q17	$0.37	$0.08
2Q17	$0.34	-$0.38
3Q17	$0.34	-$0.11
4Q17	$0.25	-$0.96
1Q18	$0.18	$0.25
2Q18	$0.18	-$0.16
3Q18	$0.18	$0.23
4Q18	$0.18	$0.08
Total	**$5.60**	**$1.70**

ABDC has under-earned its dividend in 12 of 19 quarters.

It has cumulative EPS of $1.70 while it paid out $5.60 in dividends per share, effectively "covering" its dividend through capital returns.

Meanwhile, BNY Mellon[3] collected **over $24,000,000** in advisory fees.

BNY Mellon appears to be the only one who has benefited from ABDC's existence.

1 – Dividends declared and paid on common stock, as reported in Item 8 of ABDC's Annual Report on Form 10-K, filed with the SEC on March 12, 2019, pp. 95-96, and ABDC's Annual Report on Form 10-K, filed with the SEC on March 10, 2017, p. 102, reporting dividends declared and paid on common stock.
2 – Basic and diluted earnings per common share, as reported in Item 8 of ABDC's Annual Report on Form 10-K, filed with the SEC on March 12, 2019, pp. 106-107, and ABDC's Annual Report on Form 10-K, filed with the SEC on March 10, 2017, pp. 115-116, reporting basic and diluted earnings per common share.
3 – ABDC is managed by Alcentra NY, LLC, a subsidiary of BNY Mellon. See Slide 2, Note 1 for additional detail.

1

ABDC is (inadequately) managed by Alcentra NY, LLC, a subsidiary[1] of BNY Mellon.

The only beneficiary of ABDC's continued existence appears to be BNY Mellon. Why should ABDC shareholders subsidize a thriving bank?

Despite **shareholders** from the IPO **losing money even after almost 5 years of dividends,** ABDC paid advisory fees of **$24,726,793**[2] to **BNY Mellon** during that time.

Within the past year and a half, ABDC's board has implemented **2 consecutive dividend cuts**: (4Q 2017: $0.34/quarter to $0.25/quarter; 1Q 2018: $0.25/quarter to $0.18/quarter).

To fix ABDC's problems, management proposes rotating the portfolio into more senior, lower-yielding debt — a strategy that they admit will take "**a couple of years**" [3] to complete.[4]

We believe the path forward is clear. ABDC should *sell* itself to the highest bidder or *liquidate*.

1 – Alcentra NY, LLC is a subsidiary of BNY Alcentra Group Holdings, Inc., a wholly-owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon).
2 – The sum of all base management fees and incentive fees, net of waivers, paid by ABDC from its May 8, 2014 Inception through December 31, 2018, reported in Item 6 of ABDC's Annual Report on Form 10-K, filed with the SEC on March 12, 2019, p. 74, and ABDC's Annual Report on Form 10-K, filed with the SEC on March 10, 2017, p. 79, reporting management fees, income-based incentive fees, capital gains incentive fees, waivers of management fees, and waivers of capital gains incentive fees.
3 – Based on executives' remarks during ABDC's 2Q 2018 and 3Q 2018 earnings calls, as transcribed by Thomson Reuters StreetEvents.
4 – Also, on April 4, 2019, ABDC announced that the Board has hired a financial advisor and is formally reviewing strategic alternatives for the Company (as stated in a PR Newswire article titled "Alcentra Capital Corporation Announces Strategic Alternatives Review").

2

Net Investment Income Estimate Projections		
Sell-Side Coverage	**FY19**	**FY20**
Janney Montgomery Scott[1]	$.83	$.81
Keefe, Bruyette & Woods[2]	$.78	$.76
Oppenheimer & Company[3]	$.82	$.84
Raymond James[4]	$.78	$.84
Average	**$.80**	**$.81**

Even if ABDC out-earns its dividend (*which it has never done on an annual basis*) by $.08, it will generate $.80 NII this year on an $11.13 NAV. A 7.2% return on a leveraged "below-investment grade portfolio"[5] is insufficient to justify continued existence.

To maximize shareholder value, ABDC should sell itself or liquidate.

1 – As stated in a Janney Montgomery Scott research report, published on March 12, 2019, p. 3, stating NII per share.
2 – As stated in a Keefe, Bruyette & Woods research report, published on March 12, 2019, p. 5, stating NOI/share.
3 – As stated in an Oppenheimer & Company research report, published on March 12, 2019, p. 4, stating net investment income per common share.
4 – As stated in a Raymond James research report, published on March 12, 2019, p. 4, stating net investment income per share.
5 – According to p. 2 of ABDC's 2018 10-K, filed with the SEC on March 12, 2019, the Company believes its portfolio companies would most likely receive *below-investment grade ratings* from nationally recognized ratings agencies.

3

81.   On May 3, 2019, Houlihan Lokey provided an update to the Alcentra Capital Board on the status of Strategic Alternatives Review Phase II. Between May 10, 2019 and May 19, 2019, Alcentra Capital received 20 total indicative proposals from 18 parties in connection with the first round of Strategic Alternatives Review Phase II, including from CCG LP and Parties A, B, C, and D. The first-round indications of interest consisted of 11 business combination proposals, five asset purchase proposals, three proposals describing primary investments in Alcentra Capital coupled

with a replacement of the investment adviser, and one proposal to replace Alcentra Capital's investment adviser.

82. On May 17, 2019, CCG LP submitted a first-round proposal relating to a business combination. CCG LP's initial proposal in the Strategic Alternatives Review Phase II (the "CCG Initial Phase II Proposal"), which proposed a stock-for-stock business combination pursuant to which Crescent Capital BDC (or a wholly-owned subsidiary) would acquire all of Alcentra Capital common stock pursuant to a merger, with Crescent Capital BDC as the surviving entity and concurrently listing on NASDAQ. The proposed exchange ratio range in the CCG Initial Phase II Proposal was $10.61 to $11.73 per share of Alcentra Capital common stock, or approximately 95% to 105% of Alcentra Capital's NAV per share as of March 31, 2019, consisting of 75% to 85% Crescent Capital BDC common stock (based on a fixed exchange ratio) and 15% to 25% cash from a combination of Crescent Capital BDC and its affiliates.

83. On May 20, 2019, the Independent Director Committee held a telephonic meeting to review the indications of interest. At the conclusion of the meeting, the Independent Director Committee instructed Houlihan Lokey to invite just six parties to the second round of Strategic Alternatives Review Phase II, which included eight proposals in aggregate: five business combination proposals (CCG LP and Parties C, D, E, and G) and three all-cash asset purchase proposals (Parties E, F, and G). In addition, the Independent Director Committee instructed Houlihan Lokey to contact Parties A and B to encourage each party to improve to raise the prices in their proposals.

84. On May 21, 2019, the Stilwell Funds reported yet another increased in their economic exposure - to 8.6% of Alcentra Capital common stock.

85. The second-round bidder diligence process was conducted over the following six weeks. On May 23, 2019, Parties A and B each communicated updated business combination

proposals to Houlihan Lokey, and were invited to participate in the second round of Strategic Alternatives Review Phase II.

86.　　On May 24, 2019, CCG LP informed Houlihan Lokey of its interest in discussing potential financing options with financing sources for the pro forma combined entity resulting from a combination of Crescent Capital BDC with Alcentra Capital. Following authorization of the Independent Director Committee, CCG LP subsequently joined three financing sources, including Ally Bank, to CCG LP's confidentiality agreement on May 28, 2019, May 31, 2019 and June 10, 2019.

87.　　On May 31, 2019, Houlihan Lokey uploaded to the electronic data room a second round process letter for Strategic Alternatives Review Phase II, requesting submission of final bids from the remaining participants, along with mark-ups of an auction draft asset purchase agreement or merger agreement, as applicable, and other requested information, by the close of business on June 19, 2019 (this date was later extended to June 21, 2019, upon the request of several bidders).

88.　　On June 19, 2019, Party B submitted a second-round business combination bid (the "Party B Business Combination Proposal"), which proposed to acquire all of Alcentra Capital's common stock pursuant to a merger by and among Alcentra Capital and Party B, with Party B as the surviving entity. The Party B Business Combination Proposal represented $2.67 in cash per share from Party B (including $1.55 per share from Party B's manager), an estimated $0.43 in special dividends paid before closing, and $7.15 per share in Party B's common stock at a fixed exchange ratio. The Party B Business Combination Proposal's fixed exchange ratio was subject to change in the event that the NAV of Party B's common stock reached a certain threshold as of the closing date of any transaction. The aggregate implied net consideration of the Party B Business Combination Proposal represented $9.25 per share (based on market data as of June 21, 2019), or approximately 83% of Alcentra Capital's NAV as of March 31, 2019.

89.   Also on June 19, 2019, Party D submitted two second round business combination bids: an all-stock merger proposal (the "Party D All-Stock Business Combination Proposal") and cash/stock merger proposal (the "Party D Cash/Stock Business Combination Proposal"), both of which proposed an acquisition of all of Alcentra Capital's common stock pursuant to a merger by and among Alcentra Capital and Party D, with Party D as the surviving entity.

90.   The Party D All-Stock Business Combination Proposal (which was based on the fair value of Alcentra Capital's March 31, 2019 investment portfolio) represented $10.44 per share in Party D's common stock at a fixed exchange ratio (which would be reduced dollar-for-dollar for any special dividends between March 31, 2019 and closing) and $0.21 in cash per share from Party D's manager. After accounting for the estimated write-off of deferred financing costs, the aggregate implied net consideration of the Party D All-Stock Business Combination Proposal represented $10.34 per share (based on market data as of June 21, 2019), or approximately 93% of Alcentra Capital's NAV as of March 31, 2019.

91.   The Party D Cash/Stock Business Combination Proposal (which was based on the fair value of Alcentra Capital's March 31, 2019 investment portfolio represented 80% stock, or $8.35 per share in Party D's common stock at a fixed exchange ratio (which would be reduced dollar-for-dollar for any special dividends between March 31, 2019 and closing) and $2.19 in cash per share (inclusive of $0.10 per share from Party D's manager). After accounting for the estimated write-off of deferred financing costs, the aggregate implied net consideration of the Party D Cash/Stock Business Combination Proposal represented $10.28 per share (based on market data as of June 21, 2019), or approximately 92% of Alcentra Capital's NAV as of March 31, 2019.[9]

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[9]   On June 29, 2019, Party D submitted to Houlihan Lokey a supplement to the Party D Cash/Stock Business Combination Proposal.

92.   On June 21, 2019, CCG LP submitted a second round business combination bid (the "CCG Second Round Proposal"), which proposed an acquisition of all of Alcentra Capital's common stock pursuant to a merger by and among Alcentra Capital and Crescent Capital BDC, with Crescent Capital BDC as the surviving entity and concurrently listing on NASDAQ (similar to the CCG Initial Phase II Proposal). The CCG Second Round Proposal represented (i) $8.09 per share in Crescent Capital BDC common stock at a fixed exchange ratio, (ii) $2.75 in cash per share (including $0.93 per share from an affiliate of CCG LP and a transaction fee subsidy valued at $0.05 per share), and (iii) certain management and incentive fee waivers by Crescent Cap Advisors of amounts payable to Crescent Cap Advisors by Crescent Capital BDC under the Crescent Capital BDC Investment Advisory Agreement. The aggregate implied net consideration (excluding certain management and incentive fee waivers by Crescent Cap Advisors) of the CCG Second Round Proposal represented $10.84 per share, or approximately 97% of Alcentra Capital's NAV as of March 31, 2019.

93.   Also on June 21, 2019, Party A submitted a second-round business combination bids (the "Party A Business Combination Proposal"), which proposed to acquire all of Alcentra Capital common stock pursuant to a merger by and among Alcentra Capital and Party A, with Party A as the surviving entity. The Party A Business Combination Proposal represented $9.97 per share in Party A's common stock issued at their market price and $0.27 in cash per share from Party A's manager. The aggregate implied net consideration of the Party A Business Combination Proposal represented $10.24 per share, or approximately 92% of Alcentra Capital's NAV as of March 31, 2019.

94.   Late in the evening on June 25, 2019, Party C submitted a second-round business combination bid (the "Party C Business Combination Proposal"), which proposed to acquire all of Alcentra Capital's common stock pursuant to a merger by and among Alcentra Capital and Party

C, with Party C as the surviving entity. The Party C Business Combination Proposal represented 75% stock, or $8.13 per share in Party C's common stock, and 25% cash, or $2.71 in cash per share. After accounting for (i) the estimated write-off of the fair value of Alcentra Capital's deferred tax asset as of March 31, 2019, and (ii) the estimated write-off of deferred financing costs, the aggregate implied net consideration of the Party C Business Combination Proposal represented $10.15 per share, or approximately 91% of Alcentra Capital's NAV as of March 31, 2019.

95.   On the morning of June 26, 2019, the Independent Director Committee held a telephonic meeting to discuss and analyze the initial bids received from CCG LP and Parties A, B, C, and D, as well as their markups of the auction draft merger agreement.[10] The Independent Director Committee instructed Houlihan Lokey to contact each of CCG LP, Party A, Party B, Party C, and Party D to request clarifications regarding specific aspects of each bid, noting that Party B would be removed from further consideration if it did not increase its bid.

96.   On June 28, 2019, Party C submitted to Houlihan Lokey revisions to the Party C Business Combination Proposal (the "June 28 Party C Business Combination Proposal").

97.   On July 5, 2019, Alcentra Capital and CCG LP negotiated and executed an amended and restated confidentiality agreement, in order to make the confidentiality obligations between the parties reciprocal, so that CCG LP could provide the Company information and analyses compiled by CCG LP regarding the potential trading levels of the potential Crescent Capital BDC/Alcentra Capital combined company post-closing, given that there is no public trading market for Crescent Capital BDC.

98.   On July 6, 2019, Party C submitted to Houlihan Lokey revisions to the June 28

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[10]   The three parties that had submitted all-cash asset purchase proposals in the first round of Strategic Alternatives Review Phase – Parties E, F, and G – declined to submit proposals in the second round.

Party C Business Combination Proposal (the "July 6 Party C Business Combination Proposal"), which proposed an increase in the cash payment from Party C's manager from 1.0% to 1.5% of Alcentra Capital's adjusted NAV immediately prior to closing of the proposed transaction. The July 6 Party C Business Combination Proposal (which was based on the fair value of Alcentra Capital's March 31, 2019 investment portfolio represented (i) $7.82 per share in Party C's common stock at a fixed exchange ratio, (ii) $2.76 in cash per share (including $0.16 per share from Party C's manager), and (iii) certain proposed management fee waivers by Party C's manager. The aggregate implied net consideration of the July 6 Party C Business Combination Proposal represented $10.45 per share (based on market data as of July 5, 2019 and excluding certain proposed management fee waivers by Party C's manager), or approximately 94% of Alcentra Capital's NAV as of March 31, 2019.

99.   On July 7, 2019, CCG LP submitted to Houlihan Lokey a revised business combination proposal (the "July 7 Revised CCG Proposal"), which included the following changes to the CCG Second Round Proposal: (1) clarification that CCG LP believed that approximately $4.8 million of deferred tax assets and $0.8 million of deferred financing costs that were reflected in Alcentra Capital's estimated September 30, 2019 NAV would need to be written down; (2) funding by CCG LP of up to $1.75 million of expenses that Crescent Capital BDC was expected to incur in connection with completing the proposed transaction, as well as an additional $1.25 million in up-front cash consideration to Alcentra Capital stockholders; (3) extension of the management fee waiver cited in the CCG Second Round Proposal to 18 months from 15 months; and (4) additional changes in the amount and form of proposed consideration. The July 7 Revised CCG Proposal represented (i) $7.85 per share in Crescent Capital BDC common stock at a fixed exchange ratio, (ii) $2.65 in cash per share (including $1.03 per share from Crescent Cap Advisors and a transaction fee subsidy valued at $0.03 per share), and (iii) certain management and incentive

fee waivers by Crescent Cap Advisors of amounts payable to Crescent Cap Advisors by Crescent Capital BDC under the Crescent Capital BDC Investment Advisory Agreement. The aggregate implied net consideration of the July 7 Revised CCG Proposal (excluding certain management and incentive fee waivers by Crescent Cap Advisors) represented $10.50 per share, or approximately 94% of Alcentra Capital's NAV as of March 31, 2019.

100.   On July 8, 2019, the Chair of the Independent Director Committee met with representatives of CCG LP to discuss CCG LP's overview of the proposed business combination transaction, as well as information regarding Crescent Capital BDC and its shareholders.

101.   In the evening of July 8, 2019, CCG LP submitted to Houlihan Lokey revisions to the July 7 Revised CCG Proposal (the "July 8 Revised CCG Proposal"), which proposed to increase the cash consideration to be paid by Crescent Cap Advisors by $5.0 million to $18.3 million in aggregate. The July 8 Revised CCG Proposal represented (i) $7.98 per share in Crescent Capital BDC common stock at a fixed exchange ratio, (ii) $2.91 in cash per share (including $1.42 per share from Crescent Cap Advisors and a transaction fee subsidy valued at $0.03 per share), and (iii) certain management and incentive fee waivers by Crescent Cap Advisors of amounts payable to Crescent Cap Advisors by Crescent Capital BDC under the Crescent Capital BDC Investment Advisory Agreement. The aggregate implied net consideration of the July 8 Revised CCG Proposal (excluding certain management and incentive fee waivers by Crescent Cap Advisors) represented $10.89 per share, or approximately 97% of Alcentra Capital's NAV as of March 31, 2019.

102.   On the morning of July 9, 2019, the Independent Director Committee met to discuss and analyze the various updates and revisions submitted by the remaining bidders to their second-round bids. During the meeting, the Independent Director Committee instructed Houlihan Lokey to assist it in comparing the implied net consideration of CCG LP's business combination proposal

against the respective implied net consideration of each of Party C's and Party D's proposals, assuming for comparative purposes that Crescent Capital BDC's non-listed common stock traded at various potential premiums and discounts to NAV post-closing.

103. Thereafter, the Independent Director Committee decided to remove Parties A and B from further consideration.

104. On July 10, 2019, Party C submitted to Houlihan Lokey a revision to the July 6 Party C Business Combination Proposal (the "July 10 Party C Business Combination Proposal"), which proposed an increase in the cash payment from Party C's manager from 1.5% to 2.0% of Alcentra Capital's adjusted NAV immediately prior to closing of the proposed transaction. The July 10 Party C Business Combination Proposal (which was based on the fair value of Alcentra Capital's March 31, 2019 investment portfolio) represented (i) $7.82 per share in Party C's common stock at a fixed exchange ratio, (ii) $2.82 in cash per share (including $0.21 per share from Party C's manager), and (iii) certain proposed management fee waivers by Party C's manager. The aggregate implied net consideration of the July 10 Party C Business Combination Proposal represented $10.45 per share (based on market data as of July 9, 2019 and excluding certain proposed management fee waivers by Party C's manager), or approximately 94% of Alcentra Capital's NAV as of March 31, 2019.

105. Also on July 10, 2019, Party D informed Houlihan Lokey of revisions to the June 29 Party D Business Combination Proposal Supplement (the "July 10 Revised Party D Business Combination Proposal"), including an increase in the cash consideration proposed to be paid by Party D's manager to $5.0 million in aggregate, from $1.3 million along with additional changes to the form of consideration and inclusion of a floating NAV concept at signing of any potential deal. The July 10 Revised Party D Business Combination Proposal (which was based on the fair value of Alcentra Capital's March 31, 2019 investment portfolio represented $8.28 per share in

Party D's common stock at a floating exchange ratio and $2.46 in cash per share (including $0.39 per share from Party D's manager). The aggregate implied net consideration of the July 10 Revised Party D Business Combination Proposal represented $10.59 per share (based on market data as of July 9, 2019), or approximately 95% of Alcentra Capital's NAV as of March 31, 2019.

106. Late in the evening on July 10, 2019, CCG LP submitted to Houlihan Lokey revisions to the July 8 Revised CCG Proposal (the "July 10 Revised CCG Proposal"), which included an updated presentation from CCG LP's financial advisors and proposed to increase the cash consideration proposed to be paid by Crescent Cap Advisors by $3.0 million to $21.3 million in aggregate. The July 10 Revised CCG Proposal represented (i) $7.93 per share in Crescent Capital BDC common stock at a fixed exchange ratio, (ii) $3.19 in cash per share (including $1.65 per share from Crescent Cap Advisors and a transaction fee subsidy valued at $0.03 per share), and (iii) certain management and incentive fee waivers by Crescent Cap Advisors of amounts payable to Crescent Cap Advisors by Crescent Capital BDC under the Crescent Capital BDC Investment Advisory Agreement. The aggregate implied net consideration of the July 10 Revised CCG Proposal represented $11.12 per share (excluding certain management and incentive fee waivers by Crescent Cap Advisors), or approximately 100% of Alcentra Capital's NAV as of March 31, 2019.

107. On the morning of July 11, 2019, the Independent Director Committee held a telephonic meeting to discuss and analyze the various updates and revised bids submitted by each of CCG LP and Parties C and D. During the July 11 meeting, the Independent Director Committee reviewed the implied net consideration of CCG LP's business combination proposal against the respective net consideration of each of Party C's and Party D's proposals, assuming for comparative purposes that Crescent Capital BDC's non-listed common stock traded at various potential premiums and discounts to NAV post-closing.

108.   Later on July 11, 2019, the Independent Director Committee informed S&W, Miles & Stockbridge, and Dechert LLP ("Dechert"), the Company's legal advisors, that it was prepared to move forward with CCG LP and the July 10 Revised CCG Proposal. Thereafter, the Independent Director Committee approved entry into a limited exclusivity agreement with Crescent Capital BDC pending approval from the Chair of the Independent Director Committee of the final form thereof.

109.   Following the meeting, the Independent Director Committee instructed its legal and financial advisors to inform CCG LP that Alcentra Capital was prepared to move forward with CCG LP on the proposed transaction at that time, pending confirmation of certain financial and contractual terms in the July 10 Revised CCG Proposal.

110.   In the afternoon of July 11, 2019, Houlihan Lokey requested confirmation from Crescent Capital BDC of certain contractual items relating to CCG LP's markup of the draft merger agreement, including regarding the number of Crescent Capital BDC stockholders who would be willing to enter into voting agreements in connection with the proposed transaction.

111.   On July 12, 2019, Kirkland & Ellis ("Kirkland"), Crescent Capital BDC's counsel, confirmed that Crescent Capital BDC expected to obtain voting agreements from stockholders holding more than 50% in aggregate of the outstanding common stock of Crescent Capital BDC, which would be sufficient to approve each of the items for which Crescent Capital BDC intended to seek stockholder approval in connection with the proposed transaction.

112.   Beginning in the week of July 15, 2019, management of Alcentra Capital undertook a reverse diligence review process regarding Crescent Capital BDC and Crescent Cap Advisors.

113.   On July 16, 2019, Crescent Capital BDC and Alcentra Capital entered into an exclusivity agreement, pursuant to which the parties agreed to an exclusivity period that would expire at 5:00 p.m. PT on August 6, 2019.

114.   On July 17, 2019, Kirkland provided Dechert with a draft form of joinder to the mutual confidentiality agreement between CCG LP and Alcentra Capital, as well as a related draft amendment to the confidentiality agreement. The parties finalized the form of joinder and finalized and executed the amendment to the confidentiality agreement on July 22, 2019. From July 22, 2019 to July 26, 2019, six Crescent Capital BDC stockholders and two advisers to Crescent Capital BDC stockholders entered into joinder agreements to the amended mutual confidentiality agreement.

115.   On July 30, 2019, Kirkland sent a revised draft of the proposed merger agreement to Dechert, as well as the summary of proposed changes to the Crescent Capital BDC Investment Advisory Agreement with Crescent Cap Advisors following the closing of the transaction.

116.   Later on July 30, 2019, S&W submitted to Dechert for review and discussion comments to Kirkland's revised draft of the proposed merger agreement.

117.   On July 31, 2019 – apparently for the first time – representatives of Houlihan Lokey held a call with representatives of Crescent Capital BDC and their financial advisors to discuss projections prepared by the management of Crescent Capital BDC as to its future financial performance.

118.   Also on July 31, 2019, Kirkland sent Dechert a draft transaction support agreement between Crescent Capital BDC and Crescent Cap Advisors, under which Crescent Cap Advisors would agree to provide to Alcentra Capital's stockholders a portion of the aggregate cash consideration noted in the July 10 Revised CCG Proposal, enter into the previously provided amendments to the Crescent Capital BDC Investment Advisory Agreement with Crescent Cap Advisors upon the closing of the transactions, and reimburse Crescent Capital BDC for certain expenses it incurred in connection with the completion of the proposed transaction with Alcentra Capital.

119. On August 1, 2019, representatives of Alcentra Capital's management, Houlihan Lokey, S&W, and Dechert discussed terms of, and key issues remaining in, the proposed merger agreement, including closing conditions and Crescent Capital BDC's potential obligation to obtain voting agreements from certain of its stockholders prior to signing, lock-up provisions for Crescent Capital BDC stockholders, the treatment of dividends to be paid by Alcentra Capital post-signing, termination fees, payment of each party's transaction expenses under certain events of termination, interim operating covenants and disclosure schedules, among other matters.

120. On August 3, 2019, Kirkland sent Dechert a summary document listing the remaining open business and legal issues in the draft merger agreement (the "August 3 Crescent Capital Package Proposal"). Among other things, the August 3 Crescent Capital Package Proposal updated the purchase price for Crescent Capital BDC's and Alcentra Capital's projected June 30 NAV and draft financial statements for the quarter ended June 30, 2019 and purchase price adjustments.

121. The August 3 Crescent Capital Package Proposal represented (i) $7.86 per share in Crescent Capital BDC common stock at a fixed exchange ratio of 0.3979, (ii) $3.16 in cash per share (including $1.65 per share from Crescent Cap Advisors and a transaction fee subsidy valued at $0.03 per share), which would be reduced dollar-for-dollar based on Alcentra Capital's final tax dividend, and (iii) certain management and incentive fee waivers by Crescent Cap Advisors of amounts payable to Crescent Cap Advisors by Crescent Capital BDC under the Crescent Capital BDC Investment Advisory Agreement. The aggregate implied net consideration of the August 3 Crescent Capital Package Proposal represented $11.02 per share (excluding certain management and incentive fee waivers by Crescent Cap Advisors), or approximately 100% of Alcentra Capital's NAV as of June 30, 2019.

122. On August 5, 2019, the Independent Director Committee received formal

presentations from representatives of Alcentra Capital's management and legal advisors regarding the results of the financial, accounting, and legal diligence review of Crescent Capital BDC, and discussed any potential effects of the diligence findings with respect to Crescent Capital BDC's investment portfolio on purchase price adjustments. At the conclusion of the meeting, the Independent Director Committee instructed Houlihan Lokey to request further clarification from Crescent Capital BDC and its financial advisors regarding specific aspects of the August 3 Crescent Capital Package Proposal, and to request additional diligence materials relating to Crescent Capital BDC's investment portfolio and Crescent Capital BDC's projections of the pro forma NAV of the combined company. In addition, the Independent Director Committee authorized an extension of Crescent Capital BDC's exclusivity period to 5:00 p.m., PT on August 12, 2019.

123. In the afternoon of August 6, 2019, members of the Independent Director Committee held multiple calls with representatives of Alcentra Capital's management, Houlihan Lokey, S&W, and Alcentra Capital's legal advisors. During the calls, the parties also discussed the timing of any potential public announcement of a deal with Crescent Capital BDC in the context of Alcentra Capital's proposed release of June 30, 2019 earnings information on August 7, 2019 and related considerations under applicable securities laws. Another amendment to the exclusivity agreement was also executed that day, extending the expiration of the exclusivity period to 5:00 p.m., PT on August 12, 2019.

124. In the afternoon of August 7, 2019, the Independent Director Committee held a meeting to discuss updates regarding discussions with Crescent Capital BDC and its financial advisors and to review the potential updates to the August 3 Crescent Capital Package Proposal, as adjusted under various scenarios based on discussions with Crescent Capital BDC and its financial and legal advisors, as compared to the financial aspects of the July 10 Party C Business

Combination Proposal and the July 10 Revised Party D Business Combination Proposal, as well as the execution risks associated with each bid. The Independent Director Committee again instructed the representatives of Houlihan Lokey to request further clarification from Crescent Capital BDC and its financial advisors regarding specific aspects of Crescent Capital BDC's current proposal, particularly with respect to the dividend- and investment fair value-related purchase price adjustments.

125.   In the morning of August 11, 2019, the Independent Director Committee met to discuss the August 3 Crescent Capital Package Proposal, as updated to date based on discussions between representatives of Alcentra Capital and Crescent Capital BDC and their respective financial and legal advisors subsequent to August 3, 2019 (as updated, the "August 11 Crescent Capital Package Proposal"). The Independent Director Committee instructed Houlihan Lokey and Dechert to communicate to Crescent Capital BDC and their financial and legal advisors that the Independent Director Committee was prepared to approve the terms of the merger agreement and the August 11 Crescent Capital Package Proposal.

126.   On August 12, 2019, the Alcentra Capital Board and the Independent Director Committee held a joint meeting attended by all of Alcentra Capital's directors, as well as representatives of management and Alcentra Capital's financial and legal advisors, to consider the Merger Agreement and the First Merger, and to receive an update on the status of negotiations and the documents related thereto. The aggregate implied net consideration of the August 11 Crescent Capital Package Proposal Committee represented $11.02 per share (excluding certain management and incentive fee waivers by Crescent Cap Advisors), or approximately 100% of Alcentra Capital's NAV as of June 30, 2019, comprised of (i) $7.84 per share in Crescent Capital BDC common stock at a fixed exchange ratio of 0.4041 and (ii) $3.18 in cash per share (including $1.65 per share from Crescent Cap Advisors and a transaction fee subsidy valued at $0.03 per share),

which would be reduced dollar-for-dollar based on Alcentra Capital's final tax dividend.

127. Thereafter, Houlihan Lokey orally rendered Houlihan Lokey's opinion to the Independent Director Committee (which was subsequently confirmed in writing), as to the fairness to the holders of Alcentra Capital common stock (other than the Excluded Holders), of the Merger Consideration to be received by such holders (other than the Excluded Holders) in the First Merger pursuant to the Merger Agreement.

128. The Board, upon recommendation and approval of the Independent Director Committee, then declared that the Merger Agreement and the transactions contemplated thereby, including the First Merger, were advisable and in the best interests of Alcentra Capital and its stockholders, approved and adopted the Merger Agreement, directed that the First Merger be submitted to the Alcentra Capital stockholders for approval, and authorized Alcentra Capital's officers to sign the Merger Agreement and such other documents required to effectuate the transactions contemplated thereby.

129. Late in the evening of August 12, 2019, after delivery to Dechert of the (i) executed debt commitment letter and term sheet from Ally Bank to Crescent Capital BDC, (ii) executed Transaction Support Agreement, and (iii) executed Voting Agreements, Alcentra Capital, Crescent Capital BDC, and the other parties thereto executed the Merger Agreement.

130. On August 13, 2019, Alcentra Capital and Crescent Capital BDC issued a press release announcing the Proposed Transaction.

C. **The Proposed Transaction and Subsequent Events**

131. As set forth above, the Merger will be accomplished in two stages. In the First Merger, Crescent Capital BDC will merge into Crescent Capital Maryland BDC, and Acquisition Sub will merge with and into Alcentra Capital, with Alcentra Capital surviving as a wholly-owned subsidiary of Crescent Capital Maryland BDC. Immediately thereafter and as a single integrated

transaction, Alcentra Capital will merge with and into Crescent Capital Maryland BDC, with Crescent Capital BDC continuing as the surviving company.

132. Upon the completion of the Merger, Alcentra Capital's stockholders will receive only the following Merger Consideration: (1) 0.4041 shares of Crescent Capital Maryland BDC's common stock; (2) $3.1784 per share in cash ($1.5023 per share from Crescent Capital Maryland BDC, and $1.6761 per share from Crescent Cap Advisors).

133. As noted above, the Exchange Ratio was fixed on the date of the Merger Agreement and is generally not subject to adjustment, including for changes in the trading price of the Company's common stock before the closing of the Merger.

134. Crescent Capital Maryland BDC is expected to apply to have its common stock listed on NASDAQ under the symbol "CCAP," with such listing expected to be effective as of the closing date of the Merger. Upon completion of the Merger, the current directors and officers of Crescent Capital BDC are expected to continue in their current positions in Crescent Capital Maryland BDC, and Crescent Cap Advisors will externally manage Crescent Capital Maryland BDC.

135. Concurrently with the execution of the Merger Agreement, the Company entered into voting agreements (the "Voting Agreements") with certain of Crescent Capital BDC's stockholders (the "Supporting Crescent Capital BDC Stockholders"), who collectively   are beneficial owners of nearly 70% of the currently outstanding shares of Crescent Capital BDC's common stock.

136. Crescent Capital BDC also entered into an agreement with Crescent Cap Advisors (the "Transaction Support Agreement") in connection with the Proposed Transaction. Under the terms of the Transaction Support Agreement, Crescent Cap Advisors has agreed to (a) provide $21.6 million of cash consideration, or $1.6761 per share of Alcentra Capital common stock,

payable to Alcentra Capital shareholders in accordance with the terms and conditions set forth in the Merger Agreement at closing, (b) amend the Crescent Capital BDC Investment Advisory Agreement to implement the following changes: (i) reduce the base management fee from 1.50% to 1.25%, (ii) waive a portion of the base management fee for the eighteen-month period following the First Merger so that only 0.75% will be charged for such time period, (iii) waive the income-based portion of the incentive fee for the eighteen-month period following the First Merger and (iv) increase the hurdle rate under the income-based portion of the incentive fee from 1.50% to 1.75% per quarter, and (c) reimburse Crescent Capital BDC for up to $1,419,000 of expenses that Crescent Capital BDC incurs in connection with completing the Merger. In addition, Crescent Capital BDC and Crescent Cap Advisors have allocated responsibility for certain monetary damages, if any, that become payable in connection with the Merger Agreement.

137. On December 11, 2019, Alcentra Capital filed the operative Definitive Proxy Statement in connection with the Proposed Transaction, pursuant to which it seeks its stockholders' approval of the Proposed Transaction. *Importantly, the Company and Board specifically represented that the Board "has determined that the First Merger is in the best interests of Alcentra Capital and its stockholders," and provided a litany of reasons for that determination.*

D.   **The Proposed Transaction is the Result of a Flawed Process that is Marred by Conflicts of Interest.**

1. The Process that Resulted in the Proposed Transaction Was Heavily Influenced by the Stilwell Funds

138. The Merger Agreement and the insufficient Merger Consideration contemplated by the Proposed Transaction are the result of a flawed and conflicted process. Specifically, as outlined above, the process that resulted in the Proposed Transaction was prompted by a serial activist investor, the Stilwell Funds, who bullied the Board into a quick sale of the Company by threatening

to launch a public and high-profile proxy fight.

2. The Defendants

139.   For their part, the Independent Director Committee and the larger Board acceded

to the Stilwell Funds' demands because they had much to lose from a public ouster at the hands of

the Stilwell Funds and little to gain from standing up to the Stilwell Funds and securing a nominally

higher Merger Consideration.

140.   First and foremost, the Defendants acceded to the Stilwell Funds-forced sale to

protect their reputations and to avoid a potentially career-ending and reputation-killing proxy fight

loss to the Stilwell Funds, which could have affected their other business interests and their

positions in other companies in which they work and on the other boards on which they serve. As

outlined below, many of these Defendants serve on multiple boards and/or have significant

business interests beyond Alcentra Capital – interests that could be damaged by a public proxy

fight loss. For example, in addition to serving on the Board of Alcentra Capital:

- Defendant Grebow is a Managing Director of Lakewood Advisors, LLC, a financial consultancy firm. He also sits on the Board of Directors of at least two other companies, including College Avenue Student Loans, a private student loan company, and since 2008, Diamond Offshore Drilling, Inc. ("Diamond Offshore"), of which he also serves as Chair of the Audit Committee. Grebow's position on Diamond Offshore's board has been quite lucrative for him: in 2018, Grebow earned $95,000 in director fees and $29,153 in stock option awards, for a total of $124,153, and in 2017, Grebow earned $94,500 in director fees and $22,444 in stock option awards, for a total of $116,944. As of December 31, 2018, Grebow also held 34,500 in unexercised option awards at Diamond Offshore.

- Defendant Greenlaw is CEO of Greenlaw Investments, Inc., a private equity firm, and has been CEO of OneMinuteNews.com, an internet news company, since 2010. He sits on the Board of Directors of at least one other company, including Community Journals, LLC, a community newspaper.

- Defendant Van Zijl is the founder and President of RVZ Strategic Advisors, LLC, which provides consulting services on middle market private equity and credit opportunities in the insurance, specialty finance, and asset management industries. He has also been the acting CEO of Wonder Natural Foods, Inc. since May 2018.

- Defendant Wright has been Advisory Director of Virtus Global Dividend & Income Fund, Virtus Global Multi-Sector Fund, and Virtus Total Return Fund since July 2016. He has also been Advisory Director of Duff & Phelps Select Energy MLP Fund since July 2016. He is a founding partner of the Acumen Fund, a non-profit global venture, and a founding trustee of Donors Choose. He also sits on the Board of the New York City Ballet, where he serves as co-chairman of the New Combinations Fund, and is Chairman of the Board of Trustees of the Doris Duke Charitable Foundation.

141. A public proxy fight loss to the Stilwell Funds and the forced removal from the Board that would follow would have placed each of these Director Defendant's other positions in peril, thereby threatening their very livelihoods. Indeed, by way of example only, Defendants Grebow and Van Zijl both make their livelihoods as business and management consultants. That business would surely suffer if they were forcibly removed from a public company board. Similarly, Defendants Grebow and Wright both serve on the boards of private or publicly-traded companies. Again, a public ouster from another publicly-traded company's board would place their qualifications into doubt and would make them less attractive as a board member on the companies for which they already work, as well as for new board positions. Finally, Defendant Greenlaw appears to be employed by a private equity firm, such that his business regularly requires him to sit on the boards of portfolio companies. Again, a public ouster from the board of a publicly-traded company would place their very livelihoods at risk.

142. Second, the reputational and financial losses that these Defendants would have suffered as a result of a public ouster at the hands of the Stilwell Funds far outweighed any nominal increase in value they may have secured for themselves had they actually secured fair value for Alcentra Capital's non-insider stockholders. That is because the Defendants were not heavily invested in Alcentra Capital. For example, as of December 11, 2019:

- Defendant Grebow beneficially owned only 36,708 Alcentra Capital shares (which included 5,000 shares owned by his children's trust)

- Defendant Greenlaw beneficially owned only 1,000 Alcentra Capital shares

- Defendant Shaikh beneficially owned only 37,000 Alcentra Capital shares

- Defendants Rajguru, Van Zijl, and Wright did not own any Alcentra Capital shares.

- As compensation for their roles as directors for 2018, Grebow earned $123,215, Greenlaw earned $105,288, Wright earned $19,694, and Van Zijl earned $19,889. Alcentra Capital does not maintain a stock or option plan, non-equity incentive plan, or pension plan for its directors.

143.   This means that, had these Defendants actually secured more value for Alcentra Capital's stockholders, they stood to gain very little for each incremental amount secured.

144.   In other words, and as is apparent, had these Defendants done what was best for Alcentra Capital's non-insider stockholders and chosen to contradict the Stilwell Funds and pursue other alternatives to the Proposed Transaction, they stood to gain, individually and collectively, very little. However, for that small gain, they risked a near-certain ouster at the hands of the Stilwell Funds – one that could have resulted in them losing their other lucrative employments and board positions. Stated differently, the miniscule amounts that these Defendants stood to gain from defying the Stilwell were not material in comparison to the sums these Defendants made in their other employments and as a result of their other board memberships. Indeed, the Defendants had virtually no incentive to seek fair consideration for Alcentra Capital shareholders, and every incentive: (1) not to be involved in a public proxy fight loss, and (2) to maintain their professional reputations so as to not place their other, far more lucrative employments at risk.

145.   In short, these Defendants did what was easiest and financially safest for them and agreed to the Stilwell Funds-forced sale to Crescent Capital BDC, which protected their reputations and other lucrative employment and board positions. Protecting their professional reputations was, quite simply, a far better option than a public and notorious proxy fight loss to an activist investor and the reputational damage that would accompany it. In short, the risk of a public ouster at the hands of the Stilwell Funds to these Defendants' personal and financial well-being

far outweighed any nominal increase in value they may have secured for themselves had they actually secured fair value for Alcentra Capital's non-insider stockholders.

3. The Stilwell Funds

146. Finally, the Stilwell Funds were conflicted because their interests diverged from those of the Company's public, non-insider stockholders. That is because the Stilwell Funds, like all activist investors, were seeking a quick payday at the expense of the Company's long term-value. As outlined above, the Stillwell Funds repeatedly, consistently, strongly, and publicly demanded (initially) that the Board repurchase 10% of its shares and then, when the Board failed to meet their demands, to sell or liquidate the Company. Due to the pressure placed upon it by the Stilwell Funds, the Board rushed to a quick sale of the Company.

E. The Proposed Transaction Does Not Provide Adequate Value to Shareholders

147. As noted above, pursuant to the terms of the Merger Agreement, Alcentra Capital shareholders will receive cash and stock impliedly valued at just $11.02 for each share of Alcentra Capital common stock that they own. This Merger Consideration is inadequate and undervalues the Company.

148. The implied value of the total Merger Consideration still represents a premium of only $2.90 per share over Alcentra Capital's closing stock price on August 12, 2019 (the last trading day prior to the announcement of the original Merger Agreement). This paltry premium does not adequately compensate shareholders for the value of the Company.

149. For example, Alcentra Capital's actual revenues have consistently beat its expected revenues for the past several quarters. Indeed, for the first quarter of 2019, the Company's estimated revenues were $6.62 million, but its actual revenues were $6.98 million, and for the year ending December 31, 2018, the Company's revenue estimates were $6.62 million, while it reported actual revenues of $6.98 million.

150.   Earnings per share have also regularly exceeded analysts' expectations. For example, for the second quarter of 2019, the consensus estimate was $0.1950 per share, but the Company reported $0.1965 per share. Similarly, for the year ending December 31, 2018, the consensus estimate was $0.22 per share, while the Company reported $0.27 per share.

151.   Further, the Proposed Transaction will result in significant benefits and synergies to Crescent Capital BDC. In an August 13, 2019 joint teleconference announcing the Proposed Transaction, the CEO of Crescent Capital BDC touted the following:

- "This transformational combination establishes a top 15 externally managed public BDC, which we estimate at close, will have $500 million in net assets and a combined portfolio in excess of $900 million."

- "Through this merger, Crescent [Capital] BDC will significantly increase its market presence, improve economies of scale and enhance asset diversification while still staying true to our core strategy of maintaining a high-quality, senior-secured first lien-focused portfolio."

- "With the addition of Alcentra Capital, we can provide our clients and Alcentra Capital shareholders even further opportunities for income generation and capital appreciation."

- "Through this transaction, public equity investors will have access to Crescent Capital's institutional caliber private expertise for the very first time. As a publicly traded entity, our current shareholders will be provided with the opportunity for liquidity as well as increased scale and further portfolio diversification."

- "With the larger combined portfolio, we will benefit from economies of scale as we leverage our cost base. Furthermore, our increased size will provide us improved access to the capital markets for growth and financing."

- "This transaction is the next step in our growth trajectory. Ultimately, the combination of Crescent [Capital] BDC and Alcentra Capital will solidify our position as a scaled BDC with a high-quality portfolio and generate an attractive and sustainable dividend yield for our shareholders."

152. Yet the Merger Consideration undervalues these significant benefits and synergies that Crescent Capital BDC will reap from the Proposed Transaction.

153. In short, the Merger Consideration does not adequately compensate Alcentra Capital shareholders for their equity interest in the Company, to say nothing of the inherent value of the Company itself to Crescent Capital BDC.

F.   The Preclusive Deal Protection Measures

154. The Proposed Transaction is also unfair because, as part of the Merger Agreement, the Board agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a *fait accompli* and ensure that no successful competing offers will emerge for the Company.

155. For example, the Merger Agreement contains a strict no-solicitation provision that effectively precludes the Board from soliciting bids from any other potential acquirer.

156. The Merger Agreement also contains an information rights provision that requires the Company to notify Crescent Capital BDC of certain unsolicited competing offers within two days of receiving them, provide Crescent Capital BDC with the identity of the party making the proposal and the material terms and conditions of the proposal, and notify Crescent Capital BDC of any material amendments or modifications in the discussions with any alternative bidder.

157. Moreover, the Merger Agreement also restricts the Board's ability to effectuate a change in recommendation regarding the Proposed Transaction. In the event that the Board receives an unsolicited proposal, the Board may only effectuate a change of its recommendation

in favor of the Proposed Transaction if it first determines in its good faith judgment, after consultation with its independent financial advisor and outside legal counsel, that such proposal constitutes a Superior Proposal (as defined in the Merger Agreement) and that failure to effect such a change of recommendation would constitute a breach of the Board's fiduciary duties.

158. The Merger Agreement also contains a "matching rights" provision. Thus, even if the Board has determined that the failure to effectuate a change in recommendation regarding the Proposed Transaction would result in a breach of the Board's fiduciary duties, the Merger Agreement requires Alcentra Capital to provide Crescent Capital BDC with written notice of its intention to change their recommendation and provide Crescent Capital BDC with three business days to renegotiate and revise the terms of the Merger Agreement before they may effectuate such a change. Moreover, in the event that the alternative proposal is modified such that it again constitutes a superior proposal, Alcentra Capital must repeat the process again.

159. In other words, despite the inadequacy of the proposed consideration, the Merger Agreement gives Crescent Capital BDC access to any rival bidder's information and allows Crescent Capital BDC a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any "auction" will favor Crescent Capital BDC and will allow Crescent Capital BDC to piggy-back upon the due diligence of the foreclosed second bidder.

160. The Merger Agreement further provides that the Company must pay Crescent Capital BDC a termination fee of $4,281,720 following termination of the Merger Agreement under specified circumstances, including if Alcentra Capital enters into a transaction with a superior bidder. As such, any competing bidder will have to pay a substantial naked premium just to match the inadequate consideration proposed by Crescent Capital BDC.

161. In addition, neither Crescent Capital BDC's nor Alcentra Capital's stockholders

will be entitled to exercise dissenters' or appraisal rights or rights of objecting stockholders in connection with the Merger under Delaware or Maryland law.

162.   Finally, as noted above, certain of Crescent Capital BDC's shareholders also consented to and took part in the execution of several voting agreements, pursuant to which nearly 70% of Crescent Capital BDC's stock is locked up in favor of the Proposed Transaction.

163.   These provisions and agreements will cumulatively discourage other potential bidders from making a competing bid for the Company. Similarly, these provisions and agreements make it more difficult for the Company and individual shareholders to exercise their rights and to obtain a fair price for the Company's shares.

E.   The False and Misleading Definitive Proxy Statement

164.   On December 11, 2019, Alcentra Capital filed the operative Definitive Proxy Statement to convince Alcentra Capital stockholders to vote in favor of the Proposed Transaction. The Proxy denies the Company's stockholders material information concerning the financial and procedural fairness of the Proposed Transaction. Without such information, Alcentra Capital stockholders cannot make a fully informed decision about whether to vote in favor of the Proposed Transaction.

165.   First, as noted above, the Proxy omits crucial information regarding other bidders' proposals that the Company rejected.

166.   According to the Proxy, there were a number of proposals received by the Company in early 2018, to which the Company responded that it had "determined not to engage in discussions regarding a potential transaction at such time." (Def. Proxy Stmt., pp. 132-33.) No information regarding these proposals is provided. Stockholders are entitled to this information in order to evaluate the Proposed Transaction.

167.   Similarly, on May 14, 2018, the Company received a proposal from an unidentified

third party and determined "that the proposal was not then in the best interests of Alcentra Capital's stockholders." (Def. Proxy Stmt., pp. 134-35.) Yet there is no description of the proposal or explanation for why the Company determined that it was not in Stockholders' best interests. The Stockholders are entitled to this information in order to fully evaluate the Proposed Transaction.

168.   Page 133 of the Proxy discusses a September 28, 2018 meeting of the Independent Director Committee at which they discussed a letter received from unidentified stockholders requesting the establishment of a liquidating class of shares and determined that "such a proposal was not in the best interests of Alcentra Capital's stockholders at that time." No information about this proposal is provided, nor is it explained why "such a proposal was not in the best interests of Alcentra Capital's stockholders at that time." Stockholders are entitled to this information in order to fully evaluate the Proposed Transaction.

169.   Again, on page 134 of the Proxy, it states that on November 7, 2018, Alcentra Capital received a letter from an unidentified third party indicating its interest in potentially engaging in a strategic transaction with Alcentra Capital through which the third party or its affiliates would invest equity in Alcentra Capital and become Alcentra Capital's new investment adviser, and on November 9, 2018, the Independent Director Committee determined – again, for unknown reasons – that this proposal " was not in the best interests of Alcentra Capital's stockholders." No information about this proposal is provided. Stockholders are entitled to this information in order to evaluate the Proposed Transaction.

170.   On page 141 of the Proxy, the Company states:

Between May 10, 2019 and May 19, 2019, Alcentra Capital received 20 total indicative proposals from 18 parties in connection with first round of Strategic Alternatives Review Phase II, including from CCG LP (May 17, 2019), Party A (May 17, 2019), Party B (May 17, 2019), Party C (May 17, 2019, and Party D (May 15, 23019). The first round indications of interest comprised 11 business combination proposals, five asset purchase proposals, three proposals describing primary investments in Alcentra Capital couple with a replacement of the investment adviser, and one proposal to replace Alcentra Capital's investment adviser.

The Proxy then describes CCG LP's first round proposal, but does not provide any details about the proposals submitted by Parties A, B, C, or D. Stockholders are entitled details about these parties' offers so they can assess whether to accept the Proposed Transaction.

171.   Similarly, on page 142 of the Proxy, it indicates:

The Independent Director Committee instructed Houlihan Lokey to invite six parties to the second round of Strategic Alternative Review Phase II, which included eight proposals in aggregate: five business combination proposals (CCG LP, Party C, Party d, Party E, and Party G) and three all-cash asset purchase proposals (Party E, Party F, and Party G). Party E and Party G each submitted an asset purchase proposal and a business combination proposal in the first round of Strategic Alternatives Review Phase II. In addition, the Independent Director Committee instructed Houlihan Lokey to contact Party A and Party B to encourage each party to improve its business combination proposal to reach an acquisition price range that was competitive with the other proposals. The other parties that submitted indications of interest in the first round of Strategic Alternatives Phase II proposed acquisition prices or other forms of consideration that were less attractive from a financial perspective than those submitted by CCG LP and Parties A through G, or otherwise had characteristics that led the Independent Director Committee to conclude that such indications of interest did not satisfy the objectives for the strategic alternatives review process.

The Proxy does not explain why the other parties' proposals were "less attractive from a financial perspective than those submitted by CCG LP and Parties A through G, or otherwise had characteristics that led the Independent Director Committee to conclude that such indications of interest did not satisfy the objectives for the strategic alternatives review process." This omitted information is crucial for the Stockholders to evaluate the Proposed Transaction.

172.   Second, and perhaps most important, as is apparent from the Proxy's failure to disclose the January 5, 2019 meeting between representatives of the Company and the Stilwell Funds, the Proxy apparently does not disclose all relevant interactions between the Company and the activist fund that it forced into a sales process. Plainly, this source of conflict – and all such interactions and communications – must be entirely disclosed.

173. Furthermore, the Proxy omits material information regarding the financial analyses of the Proposed Transactions. Most notably, page 147 of the Proxy references "information and analyses compiled by CCG LP regarding the potential trading levels of the potential Crescent Capital BDC/Alcentra Capital combined company post-closing." This information does not appear to have been considered by either Houlihan Lokey or Merrill Lynch in their financial analyses. Given that there is no public trading market for Crescent Capital BDC, this information is crucial for Stockholders to evaluate the Proposed Transactions – in particular, the value of the Stock Consideration.

174. Finally, while there are references in the Proxy to various assumptions regarding the potential trading levels of the combined company post-Merger that were reviewed by the Independent Director Committee, it does not appear that Houlihan Lokey utilized this information in preparing its financial analysis. If, in fact, this information was not utilized by Houlihan Lokey, the Proxy should include a fair summary of why it was not utilized.

COUNT I

(Against the Defendants for Breaches of Fiduciary Duties)

175. Plaintiff repeats and realleges each allegation set forth herein.

176. As demonstrated by the allegations herein, The Defendants have actively and deliberately violated the fiduciary duties they owed to public stockholders of Alcentra Capital.

177. As a result of the actions of the Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive fair value for their Alcentra Capital shares. Unless the stockholder vote is enjoined by the Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

178. To the extent the inadequacy of the consideration alleged herein cannot be remedied

by money damages, Plaintiff seeks to enjoin the stockholder vote on the Proposed Transaction to compel the Defendants to carry out their fiduciary duties.

COUNT II

(Against the Defendants for Breach of the Duty of Disclosure)

179.   Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

180.   The Defendants were under a duty to ensure that Alcentra Capital stockholders were provided with full and complete information concerning the matters that an Alcentra stockholder would deem important under the circumstances, and not to deceive Alcentra Capital stockholders.

181.   By the acts, transactions, and courses of conduct alleged herein, the Defendants, individually and as part of a common plan or scheme, and in breach of their fiduciary duties to Plaintiff and the Class, unfairly deprived Plaintiff and the Class of their ability to make intelligent and informed decisions about whether to vote in favor of the Proposed Transaction, and deceived Plaintiff and the Class.

182.   As a result of the actions of the Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive all material information necessary to vote on the Proposed Transaction. Unless the stockholder vote is enjoined by the Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

183.   To the extent the inadequacy of the disclosures alleged herein cannot be remedied by money damages, Plaintiff seeks to enjoin the stockholder vote on the Proposed Transaction to compel the Defendants to carry out their fiduciary duties.

COUNT III

(Against Defendants for Declaratory Relief Pursuant to Courts and Judicial Proceedings Article of the Annotated Code of Maryland § 3-401, *et seq.*)

184. Plaintiff repeats and realleges each allegation set forth herein.

185. Defendants breached their fiduciary duties owed directly to Plaintiff and the Class in connection with the Proposed Transaction and are liable therefore.

186. As a result of the Defendants' conduct as herein alleged, Plaintiff and the other members of the Class have suffered and/or will, in the future, suffer damages and harm, including harm for which they have no adequate remedy at law.

187. Pursuant to Courts and Judicial Proceedings Article of the Annotated Code of Maryland § 3-412, Plaintiff demands a declaration that: (a) the stockholders should not be asked to vote on the Proposed Transaction, and that such vote should be enjoined; (b) the Defendants have breached their fiduciary duties owed directly to Plaintiff and the Class; (c) the Proposed Transaction was entered into in breach of Defendants' common law fiduciary duties owed directly to Plaintiff and the Class and was therefore unlawful and unenforceable, and that the Merger Agreement and any other agreements in connection with, or in furtherance of, the Proposed Transaction should be rescinded and invalidated; (d) the Proposed Transaction, the Merger Agreement and/or related transactions contemplated thereby, should be rescinded and the parties restored to their original position; and (e) Plaintiff and the stockholders should be granted such other and further relief as the nature of their cause may require.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in their favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B.   Enjoining, preliminarily and/or permanently, the vote on the Proposed Transaction;

C.   Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from commencing the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for stockholders;

D.   Rescinding and unwinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

E.   Directing Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

F.   Awarding compensatory damages in favor of Plaintiff and the Class for all losses and damages suffered as a result of the wrongdoing alleged herein by the Defendants (in an amount in excess of $75,000); awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff's attorneys and experts; and

G.   Granting such other and further equitable relief as Plaintiff's and the Class's causes may require.

JURY DEMAND

Plaintiff and the other members of the Class demand a trial by jury for the Counts above as to all issues so triable.

DATED: December 23, 2019   GOLDMAN & MINTON, P.C.

                                                                            /s/

                                                                            _____
                                                                            Thomas J. Minton
                                                                            3600 Clipper Mill Rd., Suite 201
                                                                            Baltimore, MD 21211
                                                                            Tel.: (410) 783-7575
                                                                            Fax: (410) 783-1711

tminton@charmcitylegal.com

Attorneys for Plaintiff

OF COUNSEL:

MONTEVERDE & ASSOCIATES PC
Juan E. Monteverde
The Empire State Building
350 Fifth Avenue, Suite 4405
New York, NY 10118
T: (212) 971-1341
F: (212) 202-7880

Attorneys for Plaintiff

STEVE DUNCAN, Individually and on behalf of all others similarly situated,
4000 N. Meridian St. 12GF
Indianapolis, IN 46208

          Plaintiff,

          v.

VIJAY RAJGURU
200 Park Ave. 7th Floor
New York, NY 10166

EDWARD GREBOW
200 Park Ave. 7th Floor
New York, NY 10166

DOUGLAS J. GREENLAW
200 Park Ave. 7th Floor
New York, NY 10166

SUHAIL A. SHAIKH
200 Park Ave. 7th Floor
New York, NY 10166

WILLIAM H. WRIGHT II
200 Park Ave. 7th Floor
New York, NY 10166

and FREDERICK VAN ZIJL
200 Park Ave. 7th Floor
New York, NY 10166
SERVE ON:
ALCENTRA CAPITAL CORPORATION
CSC-Lawyers Incorporating Svc. Co.
7 St. Paul Street, Suite 820
Baltimore, MD 21202

          Defendants.

IN THE

CIRCUIT COURT

FOR BALTIMORE CITY

Case No.

JURY TRIAL DEMANDED

CLASS ACTION COMPLAINT

Plaintiff Steve Duncan, through undersigned counsel, brings this Complaint on behalf of himself and the holders of the common stock of Alcentra Capital Corporation ("Alcentra Capital" or the "Company") against the members of the Board of Directors (as defined herein) of Alcentra Capital (collectively, the "Board" or "Defendants") for breaches of fiduciary duties arising from their attempted sale of the Company to Crescent Capital BDC, Inc. ("Crescent Capital"). To remedy these breaches, this action seeks an order (1) enjoining the merger of Alcentra Capital with Crescent Capital, (2) requiring that the Alcentra Capital Board comply with their fiduciary obligations, and (3) awarding Plaintiff and the Class (as defined herein) damages suffered as a result of Defendants' wrongdoing.

The allegations of this Complaint are based on Plaintiff's knowledge as to himself, and on information and belief based upon, among other things, the investigation of counsel and certain publicly available information, as to all other matters.

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of Alcentra Capital shareholders against Defendants for breaches of fiduciary duty and/or other violations of state law arising out of the merger of Alcentra Capital with Crescent Capital BDC by means of an unfair process, for an inadequate price, and without full disclosure of all material information.

2. Alcentra Capital is a publicly-traded closed-end management investment company that originates and manages investments in middle market companies. As of September 30, 2019, Alcentra Capital had $218.4 million invested in 28 portfolio companies and one collateralized loan obligation. Alcentra Capital is traded on the Nasdaq Stock Market ("NASDAQ") under the symbol "ABDC."

3. On August 12, 2019, Alcentra Capital and Crescent Capital BDC announced that

they had entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 on September 27, 2019, the "Merger Agreement"), through which Crescent Capital BDC, through two newly-created subsidiaries, Crescent Reincorporation Sub, Inc. ("Crescent Capital Maryland BDC") and Atlantis Acquisition Sub, Inc. ("Acquisition Sub"), will acquire all of the outstanding shares of the Company's common stock in a stock and cash transaction in a three-stage transaction. First, Crescent Capital BDC will merge into Crescent Capital Maryland BDC, resulting in Crescent Capital BDC's reincorporation from the State of Delaware to the State of Maryland (the "Reincorporation Merger"). Second, Acquisition Sub will merge with and into Alcentra Capital, with Alcentra Capital surviving as a wholly-owned subsidiary of Crescent Capital Maryland BDC (the "First Merger"). Finally, Alcentra Capital will merge into and with Crescent Capital Maryland BDC, with Crescent Capital Maryland BDC remaining as the surviving entity (collectively, the "Merger" or the "Proposed Transaction"). After the completion of the Proposed Transaction, Crescent Capital Maryland BDC will be renamed "Crescent Capital BDC, Inc." and is expected to have its common stock listed on NASDAQ under the symbol "CCAP."

4. Pursuant to the terms of the Merger Agreement, for each share of Alcentra common stock, Alcentra Capital shareholders will receive only (a) 0.4041 shares (the "Exchange Ratio") of Crescent Capital Maryland BDC common stock (or 5.2 million shares total) (the "Stock Consideration") and (b) $3.1784 per share in cash ($40.9 million total)[1] (the "Cash Consideration" and, together with the Cash Consideration, the "Merger Consideration").

5. Based on Crescent Capital BDC's net asset value ("NAV") per share as of June

---

[1] $1.6761 per share ($21.6 million) will be paid by Crescent Capital BDC's external investment adviser, Crescent Cap Advisors, LLC, and $1.5023 per share ($19.3 million) will be paid by Crescent Capital Maryland BDC.

30, 2019, the Merger Consideration to be received by Alcentra Capital stockholders has an implied value of $141.9 million, or approximately $11.02 per share, which represents 1.0x Alcentra Capital's NAV per share as of June 30, 2019, and 1.36x the closing price of Alcentra Capital's common stock on August 12, 2019 (the last trading day prior to announcement of the Proposed Transaction). Post-transaction, Crescent Capital stockholders will own approximately 80% of the merged company, while Alcentra Capital stockholders will own the remaining 20%.

6.   The Merger Consideration is inadequate and undervalues the Company. It does not adequately compensate shareholders for Alcentra Capital's strong performance or inherent value, or the value of the Company to Crescent Capital BDC specifically. Further, pursuant to the Merger Agreement, the Exchange Ratio will not be adjusted for changes in the price of Alcentra Capital common stock. Because there is currently no trading market for Crescent Capital Maryland BDC common stock and because the NAV of Crescent Capital BDC may change, Alcentra Capital stockholders cannot know or calculate the market value of the stock portion of the Merger Consideration they will receive upon the completion of the Merger. Moreover, neither Alcentra Capital nor Crescent Capital BDC is permitted to terminate the Merger Agreement or re-solicit the vote of Alcentra Capital's or Crescent Capital BDC's stockholders because of changes in the market price of Alcentra Capital common stock or changes in the NAV of either company.

7.   The Proposed Transaction is further marred by a flawed process and conflicts of interest, not the least of which is that the process that resulted in the Proposed Transaction was driven by a serial activist investor, the Stilwell Funds (as defined herein), who bullied the Board into a quick sale of the Company by threatening to replace the Board and management. For its part, the Board and management, through active and deliberatively dishonest misconduct, acceded to the Stilwell Funds' demands to avoid losing a high-profile proxy fight and to protect

3

their own business interests.

8.   Even worse, the Defendants (as defined herein) agreed to certain deal protection devices in the Merger Agreement that will prevent other bidders from making successful competing offers. These include:

- a termination fee provision pursuant to which the Board agreed that Alcentra Capital would pay Crescent Capital BDC a termination fee of $4,281,720 if it terminates the Proposed Transaction;

- a strict no-solicitation provision that effectively precludes the Board from fulfilling their duties of loyalty and good faith by foreclosing them from soliciting bids from any other potential acquirer, and requires that the Board cease certain existing communications and negotiations after a certain time;

- an information rights and matching rights provision that requires the Company to notify Crescent Capital BDC of certain unsolicited competing offers, provide Crescent Capital BDC with information regarding such offers, and negotiate in good faith with Crescent Capital BDC regarding the same; and

- voting and support agreements, pursuant to which nearly 70% of Crescent Capital BDC's shares are locked-up in favor of the Proposed Transaction.

These provisions and agreements substantially and improperly prevent the third parties that are most likely to submit a superior proposal from making such a bid and impede the Board's ability to investigate and pursue superior proposals and alternatives.

9.   Finally, on December 11, 2019, Alcentra Capital filed a definitive proxy statement under the Securities Exchange Act of 1934 (the "Definitive Proxy Statement" or "Proxy"), which included joint proxy statements to Crescent Capital BDC's stockholders. The Proxy is intended to convince Alcentra Capital stockholders to vote in favor of the Proposed

Transaction. As described in further detail herein, the Proxy is materially false and misleading in that it denies the Company's stockholders material information concerning the financial and procedural fairness of the Proposed Transaction. Without such information, Alcentra Capital stockholders cannot make a fully informed decision about whether to vote in favor of the Proposed Transaction. ***The Proxy also set a Special Meeting of Alcentra Capital stockholders to consider and vote on the Proposed Transactions for January 29, 2020.***

10.   In sum, the Defendants actively and deliberately breached their duties of loyalty and good faith and failed to protect the interests of Alcentra Capital shareholders. The Defendants engaged in a process that was designed to benefit Crescent Capital BDC and secure material personal improper benefits for themselves. Each of the Defendants has actively and deliberately breached his or her fiduciary duties by favoring the Stillwell Funds', Crescent Capital BDC's, or his or her own financial interests over those of Alcentra Capital and its public, non-insider shareholders. As a result, Plaintiff and the other public shareholders will suffer damages as they are receiving an unfair price in the Proposed Transaction.

11.   In facilitating the Proposed Transaction for inadequate consideration and through a flawed process, each of the Defendants breached their fiduciary duties and engaged in bad faith, conduct amounting to active and deliberate dishonesty. As set forth below, the Board agreed to hand over the Company and its future prospects to Crescent Capital BDC for a demonstrably unfair price and pursuant to a conflicted process. If the Defendants are able to consummate the Proposed Transaction, Alcentra Capital's public shareholders will not receive the true value of their investment. The Merger Consideration does not reflect Alcentra Capital's intrinsic value or the value of the Company as the target of a full and fair sale process.

12.   For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin the Proposed Transaction, or, in the event the Proposed Transaction is consummated, recover

damages resulting from the Defendants' violations of their fiduciary duties.


PARTIES


A.   The Plaintiff

13.   Plaintiff is, and at all relevant times was, a continuous holder of Alcentra Capital common stock.

B.   The Defendants

14.   Defendant Vijay Rajguru ("Rajguru") was Global Chief Investment Officer ("CIO"), overseeing the Company's global direct lending, loan, high yield, and structured credit businesses in the United States, from March 2019 until November 30, 2019.[2] Rajguru was Chairman of the Board from May 4, 2018 until November 30, 2019. From June 22, 2018 until March 12, 2019, Rajguru served as Chief Executive Officer ("CEO") of the Company.[3] As of December 11, 2019, Rajguru was 56 years old.

15.   Defendant Edward Grebow ("Grebow") has been Chairman of the Board since November 30, 2019, and has served as a director of the Company since March 2016. As of December 11, 2019, Grebow was 69 years old.

16.   Defendant Douglas J. Greenlaw ("Greenlaw") has served as a director of the Company since April 2014. As of December 11, 2019, Greenlaw was 75 years old.

---

[2]   On November 30, 2019, in connection with changes in management at Alcentra NY, LLC, the external investment adviser to Alcentra Capital, Rajguru resigned from his positions as Chairman of the Board and CIO, effective immediately. The Board appointed Defendant Edward Grebow to serve as Chairman of the Board, and appointed Defendant Suhail A. Shaikh, the Company's CEO, to fill the vacant seat on the Board created by Rajguru's resignation.

[3]   Rajguru resigned as CEO effective March 12, 2019. He continued to serve as Chairman of the Board until he resigned from the Board effective November 30, 2019.

17.   Defendant Suhail A. Shaikh ("Shaikh") has served as a director of the Company since November 30, 2019, and has been CEO since March 11, 2019. From June 22, 2018 until March 11, 2019, Shaikh was Co-President of Alcentra Capital (with Peter M. Glaser). As of December 11, 2019, Shaikh was 51 years old.

18.   Defendant William H. Wright II ("Wright") has served as a director of the Company since October 2018. As of December 11, 2019, Wright was 59 years old.

19.   Defendant Frederick Van Zijl ("Zijl") has served as a director of the Company since October 2018. As of December 11, 2019, Zijl was 57 years old.

20.   Throughout the relevant time period through November 30, 2019, Defendants Rajguru, Grebow, Greenlaw, Shaikh, Wright, and Zijl, formed the Board of Directors of Alcentra Capital,[4] and are collectively referred to herein as the "Board" or the "Defendants."

21.   Defendants Van Zijl, Wright, Grebow, and Greenlaw formed the Independent Director Committee.[5]

C.   **Relevant Non-Parties**

22.   Joseph Stilwell ("Stilwell") is an investment manager and is the managing member and owner of Stilwell Value LLC.

23.   Stillwell Value LLC is the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates, which are private investment partnerships. (Mr. Stilwell, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates are at times referred to collectively herein

---

[4]   As noted above, on November 30, 2019, Shaikh replaced Rajguru on the Board.

[5]   Defendants Van Zijl and Wright were appointed to the Board and to the Independent Director Committee on October 26, 2018, following the resignations of T. Ulrich Brechbühl on May 1, 2018 and Steven H. Reiff on June 25, 2018.

as the "Stilwell Funds.").

24.   Stilwell is the beneficial owner of the shares of Alcentra Capital common stock held by him, as well as those held in the names of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates. As of December 11, 2019, the Stilwell Funds owned approximately 8.6% of the publicly-reported shares of Alcentra Capital common stock.

25.   Alcentra Capital Corporation is a Maryland Corporation with its headquarters in New York, NY.

JURISDICTION AND VENUE

26.   The damages suffered and sought to be recovered by Plaintiff and the Class are an amount in excess of $75,000.

27.   This Court has jurisdiction over this matter because each of the Defendants either conducts business in or maintains operations in Baltimore City, Maryland or has sufficient minimum contacts with Baltimore City, Maryland so as to render the exercise of jurisdiction by the Maryland courts permissible under traditional notions of fair play and substantial justice. More specifically, Alcentra Capital is incorporated in Maryland, and the Company enacted a bylaw designating this Court as the exclusive forum for litigation of this nature.

28.   Venue is proper in this Court pursuant to Maryland Courts and Judicial Procedure § 6-201 (a) and (b) because the Defendants are directors of a corporation that maintains its principal offices in Baltimore City,Maryland.

DEFENDANTS' FIDUCIARY DUTIES

29.   By reason of the Defendants' positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of

Alcentra Capital and owe them a a duty of care, loyalty, and good faith. *See* Md. Corps. &

Ass'ns § 2-405.1(c). By virtue of their positions as directors and/or officers of Alcentra Capital,

the Defendants, at all relevant times, had the power to control and influence Alcentra Capital, did

control and influence Alcentra Capital, and caused Alcentra Capital to engage in the practices

complained of herein.

30.   To diligently comply with their fiduciary duties, the Defendants may not take any

action that: (a) adversely affects the value provided to the Company's shareholders; (b) favors

themselves or discourages or inhibits alternative offers to purchase control of the corporation or

its assets; (c) adversely affects their duty to search and secure the best value reasonably available

under the circumstances for the Company's shareholders; (d) will provide the Defendants with

preferential treatment at the expense of, or separate from, the public shareholders; and/or (e)

contractually prohibits the Defendants from complying with or carrying out their fiduciary

duties.

31.   In accordance with their duties of loyalty and good faith, the Defendants are

obligated to refrain from: (a) participating in any transaction where the Defendants' loyalties are

divided; (b) participating in any transaction where the Defendants receive, or are entitled to

receive, a personal financial benefit not equally shared by the public shareholders of the

corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the

public shareholders.

32.   Plaintiff alleges herein that the Defendants, separately and together, in connection

with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties,

including their duties of loyalty, good faith, and independence owed to the Company.

33.   The Defendants' duties of care, loyalty and good faith also requires them to

disclose all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the shareholders' equity interest. The Defendants are knowingly or recklessly breaching their fiduciary duties by failing to disclose all material information concerning the Proposed Transaction

CLASS ACTION ALLEGATIONS

34.　Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Alcentra Capital common stock who are being and will be harmed by the Defendants' actions described below (the "Class"). Excluded from the Class are the Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

35.　This action is properly maintainable as a class action because:

a.　The Class is so numerous that joinder of all members is impracticable. As of December 6, 2019, there were 12.88 million shares of Alcentra Capital common stock issued and outstanding. The actual number of public stockholders of Alcentra Capital will be ascertained through discovery.

b.　There are questions of law and fact that are common to the Class, including:

i)　whether Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii)　whether Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

iii)　whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c.   Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

d.   Plaintiff's claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

f.   Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.


SUBSTANTIVE ALLEGATIONS


A.   **Relevant Corporate Background**

36.   Alcentra Capital is a publicly-traded, closed-end management investment company that originates and manages investments in middle market companies (generally defined as U.S.-based companies having between $15.0 million and $75.0 million of EBITDA) in the following sectors: healthcare and pharmaceutical services; defense, aerospace, and government services; business and outsourced services. Alcentra Capital has elected to be treated as a business development company under the Investment Company Act of 1940. The Company is incorporated in Maryland and maintains its principal place of business in New York. It is managed by Alcentra NY, which is a registered investment advisor and which, together with

certain of its affiliated companies, is an indirect, majority-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"). As of September 30, 2019, Alcentra Capital had $218.4 million invested in 28 portfolio companies and one collateralized loan obligation.

37.   Since its initial public offering in May 2014 and through mid-2017, Alcentra Capital invested primarily in lower middle-marked companies (typically those with annual EBITDA of $5 million to $15 million) through mezzanine debt financing, often with a corresponding equity investment and, to a lesser extent, first lien, second lien, and unitranche loans. Beginning in the summer of 2017, however, the Company began shifting its investment strategy to making senior secured floating-rate loans to larger middle-market companies (typically those with annual EBITDA of $5 million to $25 million) backed by financial sponsors. Later in 2017, Alcentra again shifted its investment strategy to focus on larger, financial sponsor-backed, middle-marked companies with annual EBITDA of $5 million to $75 million.

38.   On March 11, 2019, Alcentra Capital issued a press release reporting its financial results for the fourth quarter of 2018 and fiscal year ending December 31, 2018. Highlights included:

- Total investment income of $7.0 million for the quarter and $29.0 million for the year ended December 31, 2018

- Net investment income of $3.7 million, or $0.27 per share, for the quarter and $13.9 million, or $1.01 per share, for the year ended December 31, 2018

- Invested $27.8 million of capital into two new portfolio companies and one add-on investment during the fourth quarter

- Received proceeds from repayments, loan dispositions and amortizations on investments of $64.4 million during the fourth quarter

- NAV of $145.8 million, or $11.13 per share

- Weighted average debt portfolio yield of approximately 11.0%

- Repurchased 411,939 shares during the quarter as part of the share repurchase program authorized on November 5, 2018; repurchased approximately 7.9% of shares outstanding since January 1, 2018.

39.   In the March 11, 2019 press release, Defendant Rajguru stated: "We have made significant progress this quarter towards rotating our portfolio into our new strategy and continued to make accretive repurchases of our shares under our buyback program."

40.   An analyst report published by Zacks Small Cap Research on March 14, 2019 following the release of the first quarter earnings report stated:

> While past dividend cuts have stung investors, new management has rapidly culled the losing investments from the portfolio, which should lessen the chance for future declines in NAV. With assets redeployed there is the potential for higher earnings, which could lead to an increased dividend in the future and thus further price appreciation. Stock buybacks are also still in effect increasing NAV. These efforts should lead to stock price appreciation going forward.

41.   On May 6, 2019, Alcentra Capital issued a press release reporting its financial results for the quarter ended March 31, 2019. Highlights included:

- Total investment income of $6.4 million

- Net investment income of $2.9 million, or $0.22 per share

- Invested approximately $26.0 million of capital into 5 new portfolio investments

- Received proceeds from repayments, loan dispositions and amortizations on investments of approximately $50.0 million

- NAV of $143.9 million, or $11.17 per share

- Weighted average debt portfolio yield of approximately 11.2%

- Repurchased 229,729 shares during the quarter as part of the share repurchase program authorized on November 5, 2018; repurchased approximately 9.5% of shares outstanding since January 1, 2018

42.   In the May 6, 2019 press release, Defendant Rajguru noted that the Board was "pleased with the progress management continues to make in rotating our legacy assets and stabilizing book value per share." Defendant Shaikh touted the Company's positive results as

13

follows: "We are pleased with our performance in the first quarter of 2019, including successfully exiting several of our legacy investments, reducing the size of our concentrated positions and adding new investments consistent with our revised strategy – all with the backdrop of a relatively light volume quarter in the direct lending market."

43. On August 7, 2019, Alcentra Capital issued a press release reporting its financial results for the quarter ended June 30, 2019. Highlights included:

- Total investment income of $6.1 million

- Net investment income of $2.5 million, or $0.20 per share

- Invested approximately $28.6 million of capital into 6 new portfolio investments, including two new companies

- Received proceeds from repayments, loan dispositions and amortization on investments of approximately $22.1 million

- NAV of $141.9 million, or $11.02 per share, after taking into account the $0.15 special dividend paid on July 3, 2019

- Weighted average debt portfolio yield of approximately 10.7%

44. Following the Company's announcement of its financial results for the second quarter of 2019, Zacks Small Cap Research issued a research report stating that "[n]ew management at Alcentra (ABDC) has made significant progress revamping the portfolio and stabilizing NAV," and noting that "[t]he company was even able to pay a special $0.15 dividend this quarter." The report also noted that although the Company's NAV had declined from its May 2014 initial public offering, it "had been on the rise since new management took over."

45. On November 5, 2019, Alcentra Capital issued a press release reporting its financial results for the quarter ended September 30, 2019. Highlights included:

- Total investment income of $5.6 million

- Net investment income of $1.7 million, or $0.13 per share

- Received proceeds from repayments, loan dispositions and amortization on investments of approximately $2.8 million

- NAV of $141.4 million, or $10.98 per share

- Weighted average debt portfolio yield of approximately 10.6%

46.   With regard to the third quarter 2019 results, Defendant Shaikh stated: "We were pleased with the performance of our investments, despite the volatility in leveraged finance markets."

B.   Events Leading to the Proposed Transaction

47.   The Proposed Transaction is the result of the Board's reactionary response to pressure by the Stilwell Funds to force a sale of the Company.

48.   Specifically, on December 28, 2017, the Stilwell Funds filed a Schedule 13D (the "Stilwell 13D") with the United States Securities and Exchange Commission ("SEC"), reporting an approximate 7.2% beneficial ownership interest in the Company. Therein, the Stilwell Funds stated that the purpose of their acquisition of Alcentra Capital common stock was "to profit from the appreciation in the market price of the shares" by "asserting shareholder rights," that they did not believe that the value of Alcentra Capital's "assets [are] adequately reflected in the current price," and that they hoped "to work with [Alcentra Capital] to reduce its share price's discount to net asset value."

49.   After this filing, Stilwell and representatives of Alcentra Capital met in person on January 5, 2018. At that meeting, Stilwell demanded that the Company initiate an open-market stock repurchase program for 10% of Alcentra Capital common stock per year, starting in 2018 (the "Stilwell Repurchase Request"), *and threatened to launch a proxy context if the Company did not accede to this demand*. At that time, there was a $5 million discretionary open-market share repurchase program that had been in effect since November 2017 (the "2017 Share

Repurchase Program"). The 2017 Share Repurchase Program had been put into place by the Company to increase NAV.

50. At that time, the Company did not accede to Stilwell's request. Accordingly, on March 2, 2018, the Stilwell Funds reported additional acquisitions of Alcentra Capital common stock that increased their aggregate beneficial ownership interest to approximately 8.5%.

51. On January 8, 2018, former director and Chairman Paul J. Echausse ("Echausse") resigned from the Alcentra Capital Board.

52. The following month, on April 30, 2018, the Alcentra Capital Board approved the creation of an Advisory Agreement Oversight Committee (as subsequently renamed on November 5, 2018, the "Independent Director Committee") in order to review and evaluate the continuation and renewal of Alcentra Capital's investment advisory agreement with Alcentra NY, review inbound inquiries from unidentified third parties regarding potential corporate finance and other strategic transactions with Alcentra Capital, evaluate proposals, and, if necessary, select and retain financial and legal advisors. As set forth above, the members of the Independent Director Committee were Defendants Van Zijl, Wright, Grebow, and Grenlaw.[6]

53. In the spring of 2018, the Company began receiving inbound inquiries and proposals from various companies regarding potential strategic transactions involving Alcentra Capital. On May 14, 2018, the Independent Director Committee reviewed a proposal that had been received from an unidentified third party and determined – for undisclosed reasons – that the proposal was not then in the best interests of Alcentra Capital's stockholders and that the Company would not engage in discussions with the third party.

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[6] The term of the Independent Director Committee originally was set to expire in August 2018, but was later extended by the Board to expire on the date of the Company's 2019 annual meeting of stockholders.

54.   Also in the spring of 2018, there were a rash of resignations from the Alcentra Capital Board: former director T. Ulrich Brechbühl ("Brechbühl"), effective May 1, 2018; former director and Chairman Paul Hatfield, effective May 4, 2018; former director, CEO, and President David Scopelliti ("Scopelliti"), effective June 22, 2018; and former director and Lead Independent Director Steven H. Reiff ("Reiff"), effective June 25, 2018.[7]

55.   On July 3, 2018, Alcentra Capital delivered a letter to each of the unidentified parties that had submitted a proposal or inquiry to Alcentra Capital noting – again, for undisclosed reasons – that Alcentra Capital had determined not to engage in discussions regarding a potential transaction at such time.

56.   In August 2018, the 2017 Share Repurchase Program terminated upon Alcentra Capital's repurchase of an aggregate of $5.0 million in common stock.

57.   On September 28, 2018, the Independent Director Committee held a telephonic conference to discuss a letter received from unidentified stockholders requesting the establishment of a liquidating class of shares. The Independent Director Committee determined – yet again, for undisclosed reasons – that such a proposal was not in the best interests of Alcentra Capital's stockholders at that time.

58.   On October 26, 2018, Defendants Van Zijl and Wright were appointed to the Board and the Independent Committee to fill the vacancies created by the resignations of Brechbühl and Reiff.

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[7]   Following the resignation of Brechbühl, the Alcentra Capital Board decreased its size from six to five members, and following the resignations of Scopelliti and Reiff, the Board further decreased its size from five members to three, effective June 25, 2018. As a result of Reiff's resignation, the Company was not in compliance with NASDAQ's listing requirement of having at least three independent directors. The Company then increased the Board from three to five members and added two independent directors, Defendants Wright and Van Zijl, effective September 16, 2018.

59.   On November 5, 2018, the Board discussed the Stilwell Repurchase Request *and issues relating to stockholder activism*. At that meeting, in apparent response to the Stilwell Funds' demands, the Board authorized another share repurchase program – this time for up to the lesser of 5% of the outstanding common stock or $10 million in aggregative of the common stock (the "2018 Share Repurchase Program"). The Company announced the 2018 Share Repurchase Program in a November 5, 2018 press release. In connection with the adoption of the Plan, Defendant Rajguru stated: "We are very focused on implementing strategies to enhance stockholder value. Share buybacks are an important part of those strategies, and we are delighted to have implemented a stock repurchase plan of approximately 5.0% on top of our prior purchases this year of another 5.0%."

60.   On November 7, 2018, Alcentra Capital received a letter from an unidentified third party (the "November 7, 2018 Letter") indicating its interest in potentially engaging in a strategic transaction with Alcentra Capital through which the third party or its affiliates would invest equity in Alcentra Capital and become Alcentra Capital's new investment adviser. On November 9, 2018, the Independent Director Committee held a meeting to review and discuss the November 7, 2018 Letter and determined – again, for undisclosed reasons – that this proposal was not in the best interests of Alcentra Capital's stockholders.

61.   On November 21, 2018, the Independent Director Committee determined to retain Sullivan & Worcester LLP ("S&W") as its independent outside legal advisor to assist the Committee in its review and consideration of strategic alternatives.

62.   On November 27, 2018, the Stilwell Funds reported additional acquisitions of Alcentra Capital common stock that increased their aggregate beneficial ownership interest to approximately 7.6%. *Just a few days later, on December 2, 2018, the Independent Director Committee met to discuss stockholder activism again*. The Independent Director Committee

asked management about whether Alcentra NY and its affiliates could provide financing for, or make a significant investment in, Alcentra Capital in order to accelerate the rotation of the legacy portfolio into larger middle-market, financial-sponsor-backed credits. Management informed the Independent Director Committee that no such support would be forthcoming and, as a result, Alcentra NY would support any decision by the Independent Director Committee to formally launch a process to review strategic alternatives for Alcentra Capital.

63. Thereafter, during December 2018, the Independent Director Committee held multiple discussions with representatives of S&W to discuss whether to engage an investment bank to act as financial advisor to the Independent Director Committee.

64. On January 5, 2019, representatives of the Company and the Stilwell Funds apparently met – although the Proxy is silent as to the meeting. Only through an amendment to the Stilwell 13D are we aware that, on this date, Stilwell threatened the Company with a proxy contest, as outlined below. Thereafter, on January 24, 2019, the Stilwell Funds delivered a letter to Alcentra Capital (the "Stilwell Funds Notice Letter") notifying the Company of their *intent to nominate two individuals* – Corissa B. Porcelli and Michelle D. Bergman (and Kerry G. Campbell as an alternate nominee) – *for election as directors at Alcentra Capital's 2019 annual meeting*.

65. The next day, on January 25, 2019, the Stilwell Funds announced in Amendment No. 4 to the Stilwell 13D that they had served the Stilwell Funds Notice Letter, and stated: "We informed management at a meeting on January 5, 2018, and reiterated several times throughout the year, that *if the Issuer did not repurchase 10% of its shares in 2018, we would seek board representation*. They did not do so. We intend to gain board representation and work to maximize shareholder value at the Issuer." The Stilwell Funds also reported additional acquisitions of Alcentra Capital common stock, which increased their aggregate beneficial

ownership interest to approximately 8.1%.

66.   That day, representatives of Alcentra Capital's management held multiple calls with its legal advisors and S&W to discuss the Stilwell Funds Notice Letter. Three days later, on January 28, 2019, representatives of Alcentra Capital's management met in person with representatives of the Stilwell Funds. During the meeting, the Stilwell Funds informed the Company that they preferred that Alcentra Capital continue to take actions to reduce the then-current discount to NAV per share at which Alcentra Capital common stock was trading.

67.   The Board began to act in a panicked manner. Later that same day, the Board met to discuss management's meeting with the Stilwell Funds and the Stilwell Funds Notice Letter. During the meeting, the Independent Director Committee *discussed the potential launch of a formal strategic alternatives review process – in light of the potential proxy contest by the Stilwell Funds*. The Independent Director Committee noted that Alcentra Capital's management had succeeded in stabilizing Alcentra Capital's NAV and maintaining the quarterly dividend in recent quarters. Yet, inexplicably, the Committee concluded that Alcentra Capital's stockholders would be best served by launching a review of strategic alternatives, and determined to undertake a full review of strategic alternatives, including but not limited to a potential stock sale, asset sale, merger, buyout, tender offer or similar transaction involving Alcentra Capital, or the engagement of a new investment adviser.

68.   On February 7, 2019, the Board authorized the Independent Director Committee to launch and manage the strategic alternatives review process, and extended the term of the Independent Director Committee indefinitely, subject to further action by the Alcentra Capital Board. The next day, on February 8, 2019, the Independent Director Committee engaged Houlihan Lokey as its financial advisor in connection with the exploration of strategic alternatives.

69. On February 15, 2019, the Independent Director Committee held a meeting to discuss the strategic alternatives review process, including the potential for a joint venture, stock sale, asset sale, merger or reverse merger, new investor adviser, or a primary share issuance and the use of confidentiality agreements in the context of the strategic alternatives review process. The Committee directed Houlihan Lokey to first explore potential strategic transaction opportunities with a targeted list of potentially-interested parties before turning the focus to other alternatives (the "Strategic Alternatives Review Phase I").

70. On March 1, 2019, Houlihan Lokey provided an update to the Independent Director Committee on its initial discussions with parties that had already been contacted in Strategic Alternatives Review Phase I, including Party D, and plans for outreach to additional unidentified parties. Houlihan Lokey also informed the Independent Director Committee that Alcentra Capital's management and legal advisors had prepared a form of confidentiality agreement to be sent to parties interested in participating in Strategic Alternatives Review Phase I for execution, which included "standstill" and related provisions.

71. Houlihan Lokey contacted Crescent Capital Group LP ("CCG LP")[8] on March 5, 2019 regarding a potential strategic transaction with Alcentra Capital. CCG LP executed a confidentiality agreement with Alcentra Capital on March 8, 2019, which contained a "standstill" provision.

72. On March 7, 2019, the Stilwell Funds announced that they had again increased their economic exposure in Alcentra Capital through the purchase of certain cash-settled swaps. As of this date, the Stilwell Funds' aggregate beneficial ownership in Alcentra Capital common stock was approximately 8.1%.

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[8] CCG LP is the majority member of Crescent Cap Advisors and the sole member of CCAP Administration LLC, which is Crescent Capital BDC's administrator.

73. On March 11, 2019, Houlihan Lokey provided the Independent Director Committee with an update regarding Strategic Alternatives Review Phase I, noting that it had engaged in discussions with four parties, two of which, CCG LP and Party D, had executed confidentiality agreements with Alcentra Capital, and principal-to-principal meetings to discuss opportunities had been scheduled with three of the parties, including CCG LP and Party D. *The Independent Director Committee discussed the potential effects that the Stilwell Funds' position in Alcentra Capital could have on the strategic alternative review process.*

74. The following day, on March 12, 2019, representatives of Alcentra Capital's management met with representatives of CCG LP to discuss potential strategic transaction opportunities. On March 13, 2019, representatives of Alcentra Capital's management met by video conference with representatives of Party D to discuss potential strategic transaction opportunities.

75. The Independent Director Committee then held meetings on March 15, 2019 and March 22, 2019 to discuss the results of Strategic Alternatives Review Phase I and the possibility of publicly announcing the strategic alternatives review process and broadening its focus to include outreach to parties that may be interested in transactions including, but not limited to, a potential stock sale, asset sale, merger or reverse merger, appointment of a new investor adviser, or a primary share issuance (the "Strategic Alternatives Review Phase II").

76. On March 25, March 26, and April 1, 2019, representatives of Alcentra Capital's management held business and portfolio diligence calls with representatives of CCG LP and Crescent Capital BDC.

77. On April 1, 2019, CCG LP submitted to Alcentra Capital a non-binding initial indication of interest with respect to a potential transaction whereby (1) Crescent Capital BDC would merge into Alcentra Capital in a stock-for-stock transaction, with Alcentra Capital as the

surviving entity, (2) Crescent Cap Advisors would enter into an advisory agreement to manage the combined entity, and (3) Crescent Cap Advisors would enter into a five-year sub-advisory agreement with Alcentra NY (the "CCG Phase I Proposal"). The proposed exchange ratio range in the CCG Phase I Proposal was $10.24 to $10.57 per share of Alcentra Capital common stock, or approximately 92% to 95% of Alcentra Capital's NAV per share as of December 31, 2018.

78.   On April 4, 2019, the Stilwell Funds announced that they had again increased their economic exposure in Alcentra Capital through the purchase of certain cash-settled swaps to approximately 8.6%. ***That same day, the Independent Director Committee unanimously resolved to commence Strategic Alternatives Review Phase II.*** The Company, in its public announcement, explained that it had entered into the strategic review process because it was "important at this time to explore additional options that may be available to further enhance the value of the Company."

79.   On April 15, 2019, Houlihan Lokey informed the Independent Director Committee that 80 potentially interested (and unidentified) parties had been contacted regarding interest in a potential strategic transaction, and that 10 parties had executed confidentiality agreements as of the date of the meeting, including Party D, CCG LP, and Party A. Initial indications of interest were requested to be submitted by May 17, 2019. Later that day, representatives of the parties who had executed confidentiality agreements were provided access to an electronic data room. Throughout the remainder of April 2019, various unidentified, interested parties continued to enter into confidentiality agreements with Alcentra Capital and access the electronic data room.

80.   On April 15, 2019, the Stilwell Funds sent a letter to Alcentra Capital Shareholders (the "April 15 Letter") to inform them that they had nominated two directors for election at the 2019 annual meeting. *Therein, they stated that they "believe the Company should*

be sold to the highest bidder or liquidated. The accompanying slides explain our position." The

slides that followed are set forth below:

Period	Dividends Paid[1]	EPS[2]
IPO - 2Q14	$0.18	$0.28
3Q14	$0.34	$0.58
4Q14	$0.34	$0.23
1Q15	$0.34	$0.37
2Q15	$0.34	$0.47
3Q15	$0.34	$0.24
4Q15	$0.34	-$0.15
1Q16	$0.34	$0.32
2Q16	$0.34	$0.10
3Q16	$0.34	-$0.14
4Q16	$0.34	$0.37
1Q17	$0.37	$0.08
2Q17	$0.34	-$0.38
3Q17	$0.34	-$0.11
4Q17	$0.25	-$0.96
1Q18	$0.18	$0.25
2Q18	$0.18	-$0.16
3Q18	$0.18	$0.23
4Q18	$0.18	$0.08
Total	**$5.60**	**$1.70**

ABDC has under-earned its dividend in 12 of 19 quarters.

It has cumulative EPS of $1.70 while it paid out $5.60 in dividends per share, effectively "covering" its dividend through capital returns.

Meanwhile, BNY Mellon[3] collected **over $24,000,000** in advisory fees.

BNY Mellon appears to be the only one who has benefited from ABDC's existence.

1 – Dividends declared and paid on common stock, as reported in Item 8 of ABDC's Annual Report on Form 10-K, filed with the SEC on March 12, 2019, pp. 95-96, and ABDC's Annual Report on Form 10-K, filed with the SEC on March 10, 2017, p. 102, reporting dividends declared and paid on common stock.
2 – Basic and diluted earnings per common share, as reported in Item 8 of ABDC's Annual Report on Form 10-K, filed with the SEC on March 12, 2019, pp. 106-107, and ABDC's Annual Report on Form 10-K, filed with the SEC on March 10, 2017, pp. 115-116, reporting basic and diluted earnings per common share.
3 – ABDC is managed by Alcentra NY, LLC, a subsidiary of BNY Mellon. See Slide 2, Note 1 for additional detail.

1

ABDC is (inadequately) managed by Alcentra NY, LLC, a subsidiary[1] of BNY Mellon.

The only beneficiary of ABDC's continued existence appears to be BNY Mellon. Why should ABDC shareholders subsidize a thriving bank?

Despite **shareholders** from the IPO **losing money even after almost 5 years of dividends,** ABDC paid advisory fees of **$24,726,793**[2] to **BNY Mellon** during that time.

Within the past year and a half, ABDC's board has implemented **2 consecutive dividend cuts**: (4Q 2017: $0.34/quarter to $0.25/quarter; 1Q 2018: $0.25/quarter to $0.18/quarter).

To fix ABDC's problems, management proposes rotating the portfolio into more senior, lower-yielding debt — a strategy that they admit will take "**a couple of years**"[3] to complete.[4]

We believe the path forward is clear.
ABDC should *sell* itself to the
highest bidder or *liquidate*.

1 – Alcentra NY, LLC is a subsidiary of BNY Alcentra Group Holdings, Inc., a wholly-owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon).
2 – The sum of all base management fees and incentive fees, net of waivers, paid by ABDC from its May 8, 2014 Inception through December 31, 2018, reported in Item 6 of ABDC's Annual Report on Form 10-K, filed with the SEC on March 12, 2019, p. 74, and ABDC's Annual Report on Form 10-K, filed with the SEC on March 10, 2017, p. 79, reporting management fees, income-based incentive fees, capital gains incentive fees, waivers of management fees, and waivers of capital gains incentive fees.
3 – Based on executives' remarks during ABDC's 2Q 2018 and 3Q 2018 earnings calls, as transcribed by Thomson Reuters StreetEvents.
4 – Also, on April 4, 2019, ABDC announced that the Board has hired a financial advisor and is formally reviewing strategic alternatives for the Company (as stated in a PR Newswire article titled "Alcentra Capital Corporation Announces Strategic Alternatives Review").

Net Investment Income Estimate Projections		
Sell-Side Coverage	**FY19**	**FY20**
Janney Montgomery Scott[1]	$.83	$.81
Keefe, Bruyette & Woods[2]	$.78	$.76
Oppenheimer & Company[3]	$.82	$.84
Raymond James[4]	$.78	$.84
Average	**$.80**	**$.81**

Even if ABDC out-earns its dividend (*which it has never done on an annual basis*) by $.08, it will generate $.80 NII this year on an $11.13 NAV. A 7.2% return on a leveraged "below-investment grade portfolio"[5] is insufficient to justify continued existence.

To maximize shareholder value, ABDC should sell itself or liquidate.

1 – As stated in a Janney Montgomery Scott research report, published on March 12, 2019, p. 3, stating NII per share.
2 – As stated in a Keefe, Bruyette & Woods research report, published on March 12, 2019, p. 5, stating NOI/share.
3 – As stated in an Oppenheimer & Company research report, published on March 12, 2019, p. 4, stating net investment income per common share.
4 – As stated in a Raymond James research report, published on March 12, 2019, p. 4, stating net investment income per share.
5 – According to p. 2 of ABDC's 2018 10-K, filed with the SEC on March 12, 2019, the Company believes its portfolio companies would most likely receive *below-investment grade ratings* from nationally recognized ratings agencies.

3

81.   On May 3, 2019, Houlihan Lokey provided an update to the Alcentra Capital Board on the status of Strategic Alternatives Review Phase II. Between May 10, 2019 and May 19, 2019, Alcentra Capital received 20 total indicative proposals from 18 parties in connection with the first round of Strategic Alternatives Review Phase II, including from CCG LP and Parties A, B, C, and D. The first-round indications of interest consisted of 11 business combination proposals, five asset purchase proposals, three proposals describing primary

investments in Alcentra Capital coupled with a replacement of the investment adviser, and one proposal to replace Alcentra Capital's investment adviser.

82.   On May 17, 2019, CCG LP submitted a first-round proposal relating to a business combination. CCG LP's initial proposal in the Strategic Alternatives Review Phase II (the "CCG Initial Phase II Proposal"), which proposed a stock-for-stock business combination pursuant to which Crescent Capital BDC (or a wholly-owned subsidiary) would acquire all of Alcentra Capital common stock pursuant to a merger, with Crescent Capital BDC as the surviving entity and concurrently listing on NASDAQ. The proposed exchange ratio range in the CCG Initial Phase II Proposal was $10.61 to $11.73 per share of Alcentra Capital common stock, or approximately 95% to 105% of Alcentra Capital's NAV per share as of March 31, 2019, consisting of 75% to 85% Crescent Capital BDC common stock (based on a fixed exchange ratio) and 15% to 25% cash from a combination of Crescent Capital BDC and its affiliates.

83.   On May 20, 2019, the Independent Director Committee held a telephonic meeting to review the indications of interest. At the conclusion of the meeting, the Independent Director Committee instructed Houlihan Lokey to invite just six parties to the second round of Strategic Alternatives Review Phase II, which included eight proposals in aggregate: five business combination proposals (CCG LP and Parties C, D, E, and G) and three all-cash asset purchase proposals (Parties E, F, and G). In addition, the Independent Director Committee instructed Houlihan Lokey to contact Parties A and B to encourage each party to improve to raise the prices in their proposals.

84.   On May 21, 2019, the Stilwell Funds reported yet another increased in their economic exposure - to 8.6% of Alcentra Capital common stock.

85.   The second-round bidder diligence process was conducted over the following six weeks. On May 23, 2019, Parties A and B each communicated updated business combination

proposals to Houlihan Lokey, and were invited to participate in the second round of Strategic Alternatives Review Phase II.

86.   On May 24, 2019, CCG LP informed Houlihan Lokey of its interest in discussing potential financing options with financing sources for the pro forma combined entity resulting from a combination of Crescent Capital BDC with Alcentra Capital. Following authorization of the Independent Director Committee, CCG LP subsequently joined three financing sources, including Ally Bank, to CCG LP's confidentiality agreement on May 28, 2019, May 31, 2019 and June 10, 2019.

87.   On May 31, 2019, Houlihan Lokey uploaded to the electronic data room a second round process letter for Strategic Alternatives Review Phase II, requesting submission of final bids from the remaining participants, along with mark-ups of an auction draft asset purchase agreement or merger agreement, as applicable, and other requested information, by the close of business on June 19, 2019 (this date was later extended to June 21, 2019, upon the request of several bidders).

88.   On June 19, 2019, Party B submitted a second-round business combination bid (the "Party B Business Combination Proposal"), which proposed to acquire all of Alcentra Capital's common stock pursuant to a merger by and among Alcentra Capital and Party B, with Party B as the surviving entity. The Party B Business Combination Proposal represented $2.67 in cash per share from Party B (including $1.55 per share from Party B's manager), an estimated $0.43 in special dividends paid before closing, and $7.15 per share in Party B's common stock at a fixed exchange ratio. The Party B Business Combination Proposal's fixed exchange ratio was subject to change in the event that the NAV of Party B's common stock reached a certain threshold as of the closing date of any transaction. The aggregate implied net consideration of the Party B Business Combination Proposal represented $9.25 per share (based on market data as of

June 21, 2019), or approximately 83% of Alcentra Capital's NAV as of March 31, 2019.

89.   Also on June 19, 2019, Party D submitted two second round business combination bids: an all-stock merger proposal (the "Party D All-Stock Business Combination Proposal") and cash/stock merger proposal (the "Party D Cash/Stock Business Combination Proposal"), both of which proposed an acquisition of all of Alcentra Capital's common stock pursuant to a merger by and among Alcentra Capital and Party D, with Party D as the surviving entity.

90.   The Party D All-Stock Business Combination Proposal (which was based on the fair value of Alcentra Capital's March 31, 2019 investment portfolio) represented $10.44 per share in Party D's common stock at a fixed exchange ratio (which would be reduced dollar-for-dollar for any special dividends between March 31, 2019 and closing) and $0.21 in cash per share from Party D's manager. After accounting for the estimated write-off of deferred financing costs, the aggregate implied net consideration of the Party D All-Stock Business Combination Proposal represented $10.34 per share (based on market data as of June 21, 2019), or approximately 93% of Alcentra Capital's NAV as of March 31, 2019.

91.   The Party D Cash/Stock Business Combination Proposal (which was based on the fair value of Alcentra Capital's March 31, 2019 investment portfolio represented 80% stock, or $8.35 per share in Party D's common stock at a fixed exchange ratio (which would be reduced dollar-for-dollar for any special dividends between March 31, 2019 and closing) and $2.19 in cash per share (inclusive of $0.10 per share from Party D's manager). After accounting for the estimated write-off of deferred financing costs, the aggregate implied net consideration of the Party D Cash/Stock Business Combination Proposal represented $10.28 per share (based on market data as of June 21, 2019), or approximately 92% of Alcentra Capital's NAV as of March

31, 2019.[9]

92.   On June 21, 2019, CCG LP submitted a second round business combination bid (the "CCG Second Round Proposal"), which proposed an acquisition of all of Alcentra Capital's common stock pursuant to a merger by and among Alcentra Capital and Crescent Capital BDC, with Crescent Capital BDC as the surviving entity and concurrently listing on NASDAQ (similar to the CCG Initial Phase II Proposal). The CCG Second Round Proposal represented (i) $8.09 per share in Crescent Capital BDC common stock at a fixed exchange ratio, (ii) $2.75 in cash per share (including $0.93 per share from an affiliate of CCG LP and a transaction fee subsidy valued at $0.05 per share), and (iii) certain management and incentive fee waivers by Crescent Cap Advisors of amounts payable to Crescent Cap Advisors by Crescent Capital BDC under the Crescent Capital BDC Investment Advisory Agreement. The aggregate implied net consideration (excluding certain management and incentive fee waivers by Crescent Cap Advisors) of the CCG Second Round Proposal represented $10.84 per share, or approximately 97% of Alcentra Capital's NAV as of March 31, 2019.

93.   Also on June 21, 2019, Party A submitted a second-round business combination bids (the "Party A Business Combination Proposal"), which proposed to acquire all of Alcentra Capital common stock pursuant to a merger by and among Alcentra Capital and Party A, with Party A as the surviving entity. The Party A Business Combination Proposal represented $9.97 per share in Party A's common stock issued at their market price and $0.27 in cash per share from Party A's manager. The aggregate implied net consideration of the Party A Business Combination Proposal represented $10.24 per share, or approximately 92% of Alcentra Capital's

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[9]   On June 29, 2019, Party D submitted to Houlihan Lokey a supplement to the Party D Cash/Stock Business Combination Proposal.

NAV as of March 31, 2019.

94.   Late in the evening on June 25, 2019, Party C submitted a second-round business combination bid (the "Party C Business Combination Proposal"), which proposed to acquire all of Alcentra Capital's common stock pursuant to a merger by and among Alcentra Capital and Party C, with Party C as the surviving entity. The Party C Business Combination Proposal represented 75% stock, or $8.13 per share in Party C's common stock, and 25% cash, or $2.71 in cash per share. After accounting for (i) the estimated write-off of the fair value of Alcentra Capital's deferred tax asset as of March 31, 2019, and (ii) the estimated write-off of deferred financing costs, the aggregate implied net consideration of the Party C Business Combination Proposal represented $10.15 per share, or approximately 91% of Alcentra Capital's NAV as of March 31, 2019.

95.   On the morning of June 26, 2019, the Independent Director Committee held a telephonic meeting to discuss and analyze the initial bids received from CCG LP and Parties A, B, C, and D, as well as their markups of the auction draft merger agreement.[10] The Independent Director Committee instructed Houlihan Lokey to contact each of CCG LP, Party A, Party B, Party C, and Party D to request clarifications regarding specific aspects of each bid, noting that Party B would be removed from further consideration if it did not increase its bid.

96.   On June 28, 2019, Party C submitted to Houlihan Lokey revisions to the Party C Business Combination Proposal (the "June 28 Party C Business Combination Proposal").

97.   On July 5, 2019, Alcentra Capital and CCG LP negotiated and executed an amended and restated confidentiality agreement, in order to make the confidentiality obligations

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[10]   The three parties that had submitted all-cash asset purchase proposals in the first round of Strategic Alternatives Review Phase – Parties E, F, and G – declined to submit proposals in the second round.

between the parties reciprocal, so that CCG LP could provide the Company information and analyses compiled by CCG LP regarding the potential trading levels of the potential Crescent Capital BDC/Alcentra Capital combined company post-closing, given that there is no public trading market for Crescent Capital BDC.

98. On July 6, 2019, Party C submitted to Houlihan Lokey revisions to the June 28 Party C Business Combination Proposal (the "July 6 Party C Business Combination Proposal"), which proposed an increase in the cash payment from Party C's manager from 1.0% to 1.5% of Alcentra Capital's adjusted NAV immediately prior to closing of the proposed transaction. The July 6 Party C Business Combination Proposal (which was based on the fair value of Alcentra Capital's March 31, 2019 investment portfolio represented (i) $7.82 per share in Party C's common stock at a fixed exchange ratio, (ii) $2.76 in cash per share (including $0.16 per share from Party C's manager), and (iii) certain proposed management fee waivers by Party C's manager. The aggregate implied net consideration of the July 6 Party C Business Combination Proposal represented $10.45 per share (based on market data as of July 5, 2019 and excluding certain proposed management fee waivers by Party C's manager), or approximately 94% of Alcentra Capital's NAV as of March 31, 2019.

99. On July 7, 2019, CCG LP submitted to Houlihan Lokey a revised business combination proposal (the "July 7 Revised CCG Proposal"), which included the following changes to the CCG Second Round Proposal: (1) clarification that CCG LP believed that approximately $4.8 million of deferred tax assets and $0.8 million of deferred financing costs that were reflected in Alcentra Capital's estimated September 30, 2019 NAV would need to be written down; (2) funding by CCG LP of up to $1.75 million of expenses that Crescent Capital BDC was expected to incur in connection with completing the proposed transaction, as well as an additional $1.25 million in up-front cash consideration to Alcentra Capital stockholders; (3)

32

extension of the management fee waiver cited in the CCG Second Round Proposal to 18 months from 15 months; and (4) additional changes in the amount and form of proposed consideration. The July 7 Revised CCG Proposal represented (i) $7.85 per share in Crescent Capital BDC common stock at a fixed exchange ratio, (ii) $2.65 in cash per share (including $1.03 per share from Crescent Cap Advisors and a transaction fee subsidy valued at $0.03 per share), and (iii) certain management and incentive fee waivers by Crescent Cap Advisors of amounts payable to Crescent Cap Advisors by Crescent Capital BDC under the Crescent Capital BDC Investment Advisory Agreement. The aggregate implied net consideration of the July 7 Revised CCG Proposal (excluding certain management and incentive fee waivers by Crescent Cap Advisors) represented $10.50 per share, or approximately 94% of Alcentra Capital's NAV as of March 31, 2019.

100.   On July 8, 2019, the Chair of the Independent Director Committee met with representatives of CCG LP to discuss CCG LP's overview of the proposed business combination transaction, as well as information regarding Crescent Capital BDC and its shareholders.

101.   In the evening of July 8, 2019, CCG LP submitted to Houlihan Lokey revisions to the July 7 Revised CCG Proposal (the "July 8 Revised CCG Proposal"), which proposed to increase the cash consideration to be paid by Crescent Cap Advisors by $5.0 million to $18.3 million in aggregate. The July 8 Revised CCG Proposal represented (i) $7.98 per share in Crescent Capital BDC common stock at a fixed exchange ratio, (ii) $2.91 in cash per share (including $1.42 per share from Crescent Cap Advisors and a transaction fee subsidy valued at $0.03 per share), and (iii) certain management and incentive fee waivers by Crescent Cap Advisors of amounts payable to Crescent Cap Advisors by Crescent Capital BDC under the Crescent Capital BDC Investment Advisory Agreement. The aggregate implied net consideration of the July 8 Revised CCG Proposal (excluding certain management and incentive fee waivers

by Crescent Cap Advisors) represented $10.89 per share, or approximately 97% of Alcentra Capital's NAV as of March 31, 2019.

102.   On the morning of July 9, 2019, the Independent Director Committee met to discuss and analyze the various updates and revisions submitted by the remaining bidders to their second- round bids. During the meeting, the Independent Director Committee instructed Houlihan Lokey to assist it in comparing the implied net consideration of CCG LP's business combination proposal against the respective implied net consideration of each of Party C's and Party D's proposals, assuming for comparative purposes that Crescent Capital BDC's non-listed common stock traded at various potential premiums and discounts to NAV post-closing.

103.   Thereafter, the Independent Director Committee decided to remove Parties A and B from further consideration.

104.   On July 10, 2019, Party C submitted to Houlihan Lokey a revision to the July 6 Party C Business Combination Proposal (the "July 10 Party C Business Combination Proposal"), which proposed an increase in the cash payment from Party C's manager from 1.5% to 2.0% of Alcentra Capital's adjusted NAV immediately prior to closing of the proposed transaction. The July 10 Party C Business Combination Proposal (which was based on the fair value of Alcentra Capital's March 31, 2019 investment portfolio) represented (i) $7.82 per share in Party C's common stock at a fixed exchange ratio, (ii) $2.82 in cash per share (including $0.21 per share from Party C's manager), and (iii) certain proposed management fee waivers by Party C's manager. The aggregate implied net consideration of the July 10 Party C Business Combination Proposal represented $10.45 per share (based on market data as of July 9, 2019 and excluding certain proposed management fee waivers by Party C's manager), or approximately 94% of Alcentra Capital's NAV as of March 31, 2019.

105.   Also on July 10, 2019, Party D informed Houlihan Lokey of revisions to the June

29 Party D Business Combination Proposal Supplement (the "July 10 Revised Party D Business Combination Proposal"), including an increase in the cash consideration proposed to be paid by Party D's manager to $5.0 million in aggregate, from $1.3 million along with additional changes to the form of consideration and inclusion of a floating NAV concept at signing of any potential deal. The July 10 Revised Party D Business Combination Proposal (which was based on the fair value of Alcentra Capital's March 31, 2019 investment portfolio represented $8.28 per share in Party D's common stock at a floating exchange ratio and $2.46 in cash per share (including $0.39 per share from Party D's manager). The aggregate implied net consideration of the July 10 Revised Party D Business Combination Proposal represented $10.59 per share (based on market data as of July 9, 2019), or approximately 95% of Alcentra Capital's NAV as of March 31, 2019.

106.   Late in the evening on July 10, 2019, CCG LP submitted to Houlihan Lokey revisions to the July 8 Revised CCG Proposal (the "July 10 Revised CCG Proposal"), which included an updated presentation from CCG LP's financial advisors and proposed to increase the cash consideration proposed to be paid by Crescent Cap Advisors by $3.0 million to $21.3 million in aggregate. The July 10 Revised CCG Proposal represented (i) $7.93 per share in Crescent Capital BDC common stock at a fixed exchange ratio, (ii) $3.19 in cash per share (including $1.65 per share from Crescent Cap Advisors and a transaction fee subsidy valued at $0.03 per share), and (iii) certain management and incentive fee waivers by Crescent Cap Advisors of amounts payable to Crescent Cap Advisors by Crescent Capital BDC under the Crescent Capital BDC Investment Advisory Agreement. The aggregate implied net consideration of the July 10 Revised CCG Proposal represented $11.12 per share (excluding certain management and incentive fee waivers by Crescent Cap Advisors), or approximately 100% of Alcentra Capital's NAV as of March 31, 2019.

107.   On the morning of July 11, 2019, the Independent Director Committee held a

telephonic meeting to discuss and analyze the various updates and revised bids submitted by each of CCG LP and Parties C and D. During the July 11 meeting, the Independent Director Committee reviewed the implied net consideration of CCG LP's business combination proposal against the respective net consideration of each of Party C's and Party D's proposals, assuming for comparative purposes that Crescent Capital BDC's non-listed common stock traded at various potential premiums and discounts to NAV post-closing.

108.   Later on July 11, 2019, the Independent Director Committee informed S&W, Miles & Stockbridge, and Dechert LLP ("Dechert"), the Company's legal advisors, that it was prepared to move forward with CCG LP and the July 10 Revised CCG Proposal. Thereafter, the Independent Director Committee approved entry into a limited exclusivity agreement with Crescent Capital BDC pending approval from the Chair of the Independent Director Committee of the final form thereof.

109.   Following the meeting, the Independent Director Committee instructed its legal and financial advisors to inform CCG LP that Alcentra Capital was prepared to move forward with CCG LP on the proposed transaction at that time, pending confirmation of certain financial and contractual terms in the July 10 Revised CCG Proposal.

110.   In the afternoon of July 11, 2019, Houlihan Lokey requested confirmation from Crescent Capital BDC of certain contractual items relating to CCG LP's markup of the draft merger agreement, including regarding the number of Crescent Capital BDC stockholders who would be willing to enter into voting agreements in connection with the proposed transaction.

111.   On July 12, 2019, Kirkland & Ellis ("Kirkland"), Crescent Capital BDC's counsel, confirmed that Crescent Capital BDC expected to obtain voting agreements from stockholders holding more than 50% in aggregate of the outstanding common stock of Crescent Capital BDC, which would be sufficient to approve each of the items for which Crescent Capital

BDC intended to seek stockholder approval in connection with the proposed transaction.

112.   Beginning in the week of July 15, 2019, management of Alcentra Capital undertook a reverse diligence review process regarding Crescent Capital BDC and Crescent Cap Advisors.

113.   On July 16, 2019, Crescent Capital BDC and Alcentra Capital entered into an exclusivity agreement, pursuant to which the parties agreed to an exclusivity period that would expire at 5:00 p.m. PT on August 6, 2019.

114.   On July 17, 2019, Kirkland provided Dechert with a draft form of joinder to the mutual confidentiality agreement between CCG LP and Alcentra Capital, as well as a related draft amendment to the confidentiality agreement. The parties finalized the form of joinder and finalized and executed the amendment to the confidentiality agreement on July 22, 2019. From July 22, 2019 to July 26, 2019, six Crescent Capital BDC stockholders and two advisers to Crescent Capital BDC stockholders entered into joinder agreements to the amended mutual confidentiality agreement.

115.   On July 30, 2019, Kirkland sent a revised draft of the proposed merger agreement to Dechert, as well as the summary of proposed changes to the Crescent Capital BDC Investment Advisory Agreement with Crescent Cap Advisors following the closing of the transaction.

116.   Later on July 30, 2019, S&W submitted to Dechert for review and discussion comments to Kirkland's revised draft of the proposed merger agreement.

117.   On July 31, 2019 – apparently for the first time – representatives of Houlihan Lokey held a call with representatives of Crescent Capital BDC and their financial advisors to discuss projections prepared by the management of Crescent Capital BDC as to its future financial performance.

118.   Also on July 31, 2019, Kirkland sent Dechert a draft transaction support

agreement between Crescent Capital BDC and Crescent Cap Advisors, under which Crescent Cap Advisors would agree to provide to Alcentra Capital's stockholders a portion of the aggregate cash consideration noted in the July 10 Revised CCG Proposal, enter into the previously provided amendments to the Crescent Capital BDC Investment Advisory Agreement with Crescent Cap Advisors upon the closing of the transactions, and reimburse Crescent Capital BDC for certain expenses it incurred in connection with the completion of the proposed transaction with Alcentra Capital.

119.   On August 1, 2019, representatives of Alcentra Capital's management, Houlihan Lokey, S&W, and Dechert discussed terms of, and key issues remaining in, the proposed merger agreement, including closing conditions and Crescent Capital BDC's potential obligation to obtain voting agreements from certain of its stockholders prior to signing, lock-up provisions for Crescent Capital BDC stockholders, the treatment of dividends to be paid by Alcentra Capital post-signing, termination fees, payment of each party's transaction expenses under certain events of termination, interim operating covenants and disclosure schedules, among other matters.

120.   On August 3, 2019, Kirkland sent Dechert a summary document listing the remaining open business and legal issues in the draft merger agreement (the "August 3 Crescent Capital Package Proposal"). Among other things, the August 3 Crescent Capital Package Proposal updated the purchase price for Crescent Capital BDC's and Alcentra Capital's projected June 30 NAV and draft financial statements for the quarter ended June 30, 2019 and purchase price adjustments.

121.   The August 3 Crescent Capital Package Proposal represented (i) $7.86 per share in Crescent Capital BDC common stock at a fixed exchange ratio of 0.3979, (ii) $3.16 in cash per share (including $1.65 per share from Crescent Cap Advisors and a transaction fee subsidy valued at $0.03 per share), which would be reduced dollar-for-dollar based on Alcentra Capital's

final tax dividend, and (iii) certain management and incentive fee waivers by Crescent Cap Advisors of amounts payable to Crescent Cap Advisors by Crescent Capital BDC under the Crescent Capital BDC Investment Advisory Agreement. The aggregate implied net consideration of the August 3 Crescent Capital Package Proposal represented $11.02 per share (excluding certain management and incentive fee waivers by Crescent Cap Advisors), or approximately 100% of Alcentra Capital's NAV as of June 30, 2019.

122. On August 5, 2019, the Independent Director Committee received formal presentations from representatives of Alcentra Capital's management and legal advisors regarding the results of the financial, accounting, and legal diligence review of Crescent Capital BDC, and discussed any potential effects of the diligence findings with respect to Crescent Capital BDC's investment portfolio on purchase price adjustments. At the conclusion of the meeting, the Independent Director Committee instructed Houlihan Lokey to request further clarification from Crescent Capital BDC and its financial advisors regarding specific aspects of the August 3 Crescent Capital Package Proposal, and to request additional diligence materials relating to Crescent Capital BDC's investment portfolio and Crescent Capital BDC's projections of the pro forma NAV of the combined company. In addition, the Independent Director Committee authorized an extension of Crescent Capital BDC's exclusivity period to 5:00 p.m., PT on August 12, 2019.

123. In the afternoon of August 6, 2019, members of the Independent Director Committee held multiple calls with representatives of Alcentra Capital's management, Houlihan Lokey, S&W, and Alcentra Capital's legal advisors. During the calls, the parties also discussed the timing of any potential public announcement of a deal with Crescent Capital BDC in the context of Alcentra Capital's proposed release of June 30, 2019 earnings information on August 7, 2019 and related considerations under applicable securities laws. Another amendment to the

exclusivity agreement was also executed that day, extending the expiration of the exclusivity period to 5:00 p.m., PT on August 12, 2019.

124. In the afternoon of August 7, 2019, the Independent Director Committee held a meeting to discuss updates regarding discussions with Crescent Capital BDC and its financial advisors and to review the potential updates to the August 3 Crescent Capital Package Proposal, as adjusted under various scenarios based on discussions with Crescent Capital BDC and its financial and legal advisors, as compared to the financial aspects of the July 10 Party C Business Combination Proposal and the July 10 Revised Party D Business Combination Proposal, as well as the execution risks associated with each bid. The Independent Director Committee again instructed the representatives of Houlihan Lokey to request further clarification from Crescent Capital BDC and its financial advisors regarding specific aspects of Crescent Capital BDC's current proposal, particularly with respect to the dividend- and investment fair value-related purchase price adjustments.

125. In the morning of August 11, 2019, the Independent Director Committee met to discuss the August 3 Crescent Capital Package Proposal, as updated to date based on discussions between representatives of Alcentra Capital and Crescent Capital BDC and their respective financial and legal advisors subsequent to August 3, 2019 (as updated, the "August 11 Crescent Capital Package Proposal"). The Independent Director Committee instructed Houlihan Lokey and Dechert to communicate to Crescent Capital BDC and their financial and legal advisors that the Independent Director Committee was prepared to approve the terms of the merger agreement and the August 11 Crescent Capital Package Proposal.

126. On August 12, 2019, the Alcentra Capital Board and the Independent Director Committee held a joint meeting attended by all of Alcentra Capital's directors, as well as representatives of management and Alcentra Capital's financial and legal advisors, to consider

the Merger Agreement and the First Merger, and to receive an update on the status of negotiations and the documents related thereto. The aggregate implied net consideration of the August 11 Crescent Capital Package Proposal Committee represented $11.02 per share (excluding certain management and incentive fee waivers by Crescent Cap Advisors), or approximately 100% of Alcentra Capital's NAV as of June 30, 2019, comprised of (i) $7.84 per share in Crescent Capital BDC common stock at a fixed exchange ratio of 0.4041 and (ii) $3.18 in cash per share (including $1.65 per share from Crescent Cap Advisors and a transaction fee subsidy valued at $0.03 per share), which would be reduced dollar-for-dollar based on Alcentra Capital's final tax dividend.

127. Thereafter, Houlihan Lokey orally rendered Houlihan Lokey's opinion to the Independent Director Committee (which was subsequently confirmed in writing), as to the fairness to the holders of Alcentra Capital common stock (other than the Excluded Holders), of the Merger Consideration to be received by such holders (other than the Excluded Holders) in the First Merger pursuant to the Merger Agreement.

128. The Board, upon recommendation and approval of the Independent Director Committee, then declared that the Merger Agreement and the transactions contemplated thereby, including the First Merger, were advisable and in the best interests of Alcentra Capital and its stockholders, approved and adopted the Merger Agreement, directed that the First Merger be submitted to the Alcentra Capital stockholders for approval, and authorized Alcentra Capital's officers to sign the Merger Agreement and such other documents required to effectuate the transactions contemplated thereby.

129. Late in the evening of August 12, 2019, after delivery to Dechert of the (i) executed debt commitment letter and term sheet from Ally Bank to Crescent Capital BDC, (ii) executed Transaction Support Agreement, and (iii) executed Voting Agreements, Alcentra

Capital, Crescent Capital BDC, and the other parties thereto executed the Merger Agreement.

130. On August 13, 2019, Alcentra Capital and Crescent Capital BDC issued a press release announcing the Proposed Transaction.

C. The Proposed Transaction and Subsequent Events

131. As set forth above, the Merger will be accomplished in two stages. In the First Merger, Crescent Capital BDC will merge into Crescent Capital Maryland BDC, and Acquisition Sub will merge with and into Alcentra Capital, with Alcentra Capital surviving as a wholly-owned subsidiary of Crescent Capital Maryland BDC. Immediately thereafter and as a single integrated transaction, Alcentra Capital will merge with and into Crescent Capital Maryland BDC, with Crescent Capital BDC continuing as the surviving company.

132. Upon the completion of the Merger, Alcentra Capital's stockholders will receive only the following Merger Consideration: (1) 0.4041 shares of Crescent Capital Maryland BDC's common stock; (2) $3.1784 per share in cash ($1.5023 per share from Crescent Capital Maryland BDC, and $1.6761 per share from Crescent Cap Advisors).

133. As noted above, the Exchange Ratio was fixed on the date of the Merger Agreement and is generally not subject to adjustment, including for changes in the trading price of the Company's common stock before the closing of the Merger.

134. Crescent Capital Maryland BDC is expected to apply to have its common stock listed on NASDAQ under the symbol "CCAP," with such listing expected to be effective as of the closing date of the Merger. Upon completion of the Merger, the current directors and officers of Crescent Capital BDC are expected to continue in their current positions in Crescent Capital Maryland BDC, and Crescent Cap Advisors will externally manage Crescent Capital Maryland BDC.

135. Concurrently with the execution of the Merger Agreement, the Company entered

into voting agreements (the "Voting Agreements") with certain of Crescent Capital BDC's stockholders (the "Supporting Crescent Capital BDC Stockholders"), who collectively   are beneficial owners of nearly 70% of the currently outstanding shares of Crescent Capital BDC's common stock.

136.   Crescent Capital BDC also entered into an agreement with Crescent Cap Advisors (the "Transaction Support Agreement") in connection with the Proposed Transaction. Under the terms of the Transaction Support Agreement, Crescent Cap Advisors has agreed to (a) provide $21.6 million of cash consideration, or $1.6761 per share of Alcentra Capital common stock, payable to Alcentra Capital shareholders in accordance with the terms and conditions set forth in the Merger Agreement at closing, (b) amend the Crescent Capital BDC Investment Advisory Agreement to implement the following changes: (i) reduce the base management fee from 1.50% to 1.25%, (ii) waive a portion of the base management fee for the eighteen-month period following the First Merger so that only 0.75% will be charged for such time period, (iii) waive the income-based portion of the incentive fee for the eighteen-month period following the First Merger and (iv) increase the hurdle rate under the income-based portion of the incentive fee from 1.50% to 1.75% per quarter, and (c) reimburse Crescent Capital BDC for up to $1,419,000 of expenses that Crescent Capital BDC incurs in connection with completing the Merger. In addition, Crescent Capital BDC and Crescent Cap Advisors have allocated responsibility for certain monetary damages, if any, that become payable in connection with the Merger Agreement.

137.   On December 11, 2019, Alcentra Capital filed the operative Definitive Proxy Statement in connection with the Proposed Transaction, pursuant to which it seeks its stockholders' approval of the Proposed Transaction. *Importantly, the Company and Board specifically represented that the Board "has determined that the First Merger is in the best*

interests of Alcentra Capital and its stockholders," and provided a litany of reasons for that determination.

D.   The Proposed Transaction is the Result of a Flawed Process that is Marred by Conflicts of Interest.

1. The Process that Resulted in the Proposed Transaction Was Heavily Influenced by the Stilwell Funds

138.   The Merger Agreement and the insufficient Merger Consideration contemplated by the Proposed Transaction are the result of a flawed and conflicted process. Specifically, as outlined above, the process that resulted in the Proposed Transaction was prompted by a serial activist investor, the Stilwell Funds, who bullied the Board into a quick sale of the Company by threatening to launch a public and high-profile proxy fight.

2. The Defendants

139.   For their part, the Independent Director Committee and the larger Board acceded to the Stilwell Funds' demands because they had much to lose from a public ouster at the hands of the Stilwell Funds and little to gain from standing up to the Stilwell Funds and securing a nominally higher Merger Consideration.

140.   First and foremost, the Defendants acceded to the Stilwell Funds-forced sale to protect their reputations and to avoid a potentially career-ending and reputation-killing proxy fight loss to the Stilwell Funds, which could have affected their other business interests and their positions in other companies in which they work and on the other boards on which they serve. As outlined below, many of these Defendants serve on multiple boards and/or have significant business interests beyond Alcentra Capital – interests that could be damaged by a public proxy fight loss. For example, in addition to serving on the Board of Alcentra Capital:

- Defendant Grebow is a Managing Director of Lakewood Advisors, LLC, a financial consultancy firm. He also sits on the Board of Directors of at least two other companies, including College Avenue Student Loans, a private student loan company, and since 2008, Diamond Offshore Drilling, Inc. ("Diamond Offshore"), of which he also serves as Chair of the Audit Committee. Grebow's position on Diamond Offshore's board has been quite lucrative for him: in 2018, Grebow earned $95,000 in director fees and $29,153 in stock option awards, for a total of $124,153, and in 2017, Grebow earned $94,500 in director fees and $22,444 in stock option awards, for a total of $116,944. As of December 31, 2018, Grebow also held 34,500 in unexercised option awards at Diamond Offshore.

- Defendant Greenlaw is CEO of Greenlaw Investments, Inc., a private equity firm, and has been CEO of OneMinuteNews.com, an internet news company, since 2010. He sits on the Board of Directors of at least one other company, including Community Journals, LLC, a community newspaper.

- Defendant Van Zijl is the founder and President of RVZ Strategic Advisors, LLC, which provides consulting services on middle market private equity and credit opportunities in the insurance, specialty finance, and asset management industries. He has also been the acting CEO of Wonder Natural Foods, Inc. since May 2018.

- Defendant Wright has been Advisory Director of Virtus Global Dividend & Income Fund, Virtus Global Multi-Sector Fund, and Virtus Total Return Fund since July 2016. He has also been Advisory Director of Duff & Phelps Select Energy MLP Fund since July 2016. He is a founding partner of the Acumen Fund, a non-profit global venture, and a founding trustee of Donors Choose. He also sits on the Board of the New York City Ballet, where he serves as co-chairman of the New Combinations Fund, and is Chairman of the Board of Trustees of the Doris Duke Charitable Foundation.

141.   A public proxy fight loss to the Stilwell Funds and the forced removal from the Board that would follow would have placed each of these Director Defendant's other positions in peril, thereby threatening their very livelihoods. Indeed, by way of example only, Defendants Grebow and Van Zijl both make their livelihoods as business and management consultants. That business would surely suffer if they were forcibly removed from a public company board. Similarly, Defendants Grebow and Wright both serve on the boards of private or publicly-traded companies. Again, a public ouster from another publicly-traded company's board would place their qualifications into doubt and would make them less attractive as a board member on the companies for which they already work, as well as for new board positions. Finally, Defendant Greenlaw appears to be employed by a private equity firm, such that his business regularly

requires him to sit on the boards of portfolio companies. Again, a public ouster from the board of a publicly-traded company would place their very livelihoods at risk.

142.   Second, the reputational and financial losses that these Defendants would have suffered as a result of a public ouster at the hands of the Stilwell Funds far outweighed any nominal increase in value they may have secured for themselves had they actually secured fair value for Alcentra Capital's non-insider stockholders. That is because the Defendants were not heavily invested in Alcentra Capital. For example, as of December 11, 2019:

- Defendant Grebow beneficially owned only 36,708 Alcentra Capital shares (which included 5,000 shares owned by his children's trust)

- Defendant Greenlaw beneficially owned only 1,000 Alcentra Capital shares

- Defendant Shaikh beneficially owned only 37,000 Alcentra Capital shares

- Defendants Rajguru, Van Zijl, and Wright did not own any Alcentra Capital shares.

- As compensation for their roles as directors for 2018, Grebow earned $123,215, Greenlaw earned $105,288, Wright earned $19,694, and Van Zijl earned $19,889. Alcentra Capital does not maintain a stock or option plan, non-equity incentive plan, or pension plan for its directors.

143.   This means that, had these Defendants actually secured more value for Alcentra Capital's stockholders, they stood to gain very little for each incremental amount secured.

144.   In other words, and as is apparent, had these Defendants done what was best for Alcentra Capital's non-insider stockholders and chosen to contradict the Stilwell Funds and pursue other alternatives to the Proposed Transaction, they stood to gain, individually and collectively, very little. However, for that small gain, they risked a near-certain ouster at the hands of the Stilwell Funds – one that could have resulted in them losing their other lucrative employments and board positions. Stated differently, the miniscule amounts that these Defendants stood to gain from defying the Stilwell were not material in comparison to the sums these Defendants made in their other employments and as a result of their other board

memberships. Indeed, the Defendants had virtually no incentive to seek fair consideration for Alcentra Capital shareholders, and every incentive: (1) not to be involved in a public proxy fight loss, and (2) to maintain their professional reputations so as to not place their other, far more lucrative employments at risk.

145. In short, these Defendants did what was easiest and financially safest for them and agreed to the Stilwell Funds-forced sale to Crescent Capital BDC, which protected their reputations and other lucrative employment and board positions. Protecting their professional reputations was, quite simply, a far better option than a public and notorious proxy fight loss to an activist investor and the reputational damage that would accompany it. In short, the risk of a public ouster at the hands of the Stilwell Funds to these Defendants' personal and financial well-being far outweighed any nominal increase in value they may have secured for themselves had they actually secured fair value for Alcentra Capital's non-insider stockholders.

3. The Stilwell Funds

146. Finally, the Stilwell Funds were conflicted because their interests diverged from those of the Company's public, non-insider stockholders. That is because the Stilwell Funds, like all activist investors, were seeking a quick payday at the expense of the Company's long term-value. As outlined above, the Stillwell Funds repeatedly, consistently, strongly, and publicly demanded (initially) that the Board repurchase 10% of its shares and then, when the Board failed to meet their demands, to sell or liquidate the Company. Due to the pressure placed upon it by the Stilwell Funds, the Board rushed to a quick sale of the Company.

E. The Proposed Transaction Does Not Provide Adequate Value to Shareholders

147. As noted above, pursuant to the terms of the Merger Agreement, Alcentra Capital shareholders will receive cash and stock impliedly valued at just $11.02 for each share of Alcentra Capital common stock that they own. This Merger Consideration is inadequate and

undervalues the Company.

148.   The implied value of the total Merger Consideration still represents a premium of only $2.90 per share over Alcentra Capital's closing stock price on August 12, 2019 (the last trading day prior to the announcement of the original Merger Agreement). This paltry premium does not adequately compensate shareholders for the value of the Company.

149.   For example, Alcentra Capital's actual revenues have consistently beat its expected revenues for the past several quarters. Indeed, for the first quarter of 2019, the Company's estimated revenues were $6.62 million, but its actual revenues were $6.98 million, and for the year ending December 31, 2018, the Company's revenue estimates were $6.62 million, while it reported actual revenues of $6.98 million.

150.   Earnings per share have also regularly exceeded analysts' expectations. For example, for the second quarter of 2019, the consensus estimate was $0.1950 per share, but the Company reported $0.1965 per share. Similarly, for the year ending December 31, 2018, the consensus estimate was $0.22 per share, while the Company reported $0.27 per share.

151.   Further, the Proposed Transaction will result in significant benefits and synergies to Crescent Capital BDC. In an August 13, 2019 joint teleconference announcing the Proposed Transaction, the CEO of Crescent Capital BDC touted the following:

- "This transformational combination establishes a top 15 externally managed public BDC, which we estimate at close, will have $500 million in net assets and a combined portfolio in excess of $900 million."

- "Through this merger, Crescent [Capital] BDC will significantly increase its market presence, improve economies of scale and enhance asset diversification while still staying true to our core strategy of maintaining a high-quality, senior-secured first lien-focused portfolio."

- "With the addition of Alcentra Capital, we can provide our clients and Alcentra Capital shareholders even further opportunities for income generation and capital appreciation."

- "Through this transaction, public equity investors will have access to Crescent Capital's institutional caliber private expertise for the very first time. As a publicly traded entity, our current shareholders will be provided with the opportunity for liquidity as well as increased scale and further portfolio diversification."

- "With the larger combined portfolio, we will benefit from economies of scale as we leverage our cost base. Furthermore, our increased size will provide us improved access to the capital markets for growth and financing."

- "This transaction is the next step in our growth trajectory. Ultimately, the combination of Crescent [Capital] BDC and Alcentra Capital will solidify our position as a scaled BDC with a high-quality portfolio and generate an attractive and sustainable dividend yield for our shareholders."

152.   Yet the Merger Consideration undervalues these significant benefits and synergies that Crescent Capital BDC will reap from the Proposed Transaction.

153.   In short, the Merger Consideration does not adequately compensate Alcentra Capital shareholders for their equity interest in the Company, to say nothing of the inherent value of the Company itself to Crescent Capital BDC.

F.   **The Preclusive Deal Protection Measures**

154.   The Proposed Transaction is also unfair because, as part of the Merger Agreement, the Board agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a *fait accompli* and ensure that no successful competing offers will emerge for the Company.

155.   For example, the Merger Agreement contains a strict no-solicitation provision that effectively precludes the Board from soliciting bids from any other potential acquirer.

156.   The Merger Agreement also contains an information rights provision that requires the Company to notify Crescent Capital BDC of certain unsolicited competing offers within two days of receiving them, provide Crescent Capital BDC with the identity of the party making the proposal and the material terms and conditions of the proposal, and notify Crescent Capital BDC of any material amendments or modifications in the discussions with any alternative bidder.

157.   Moreover, the Merger Agreement also restricts the Board's ability to effectuate a change in recommendation regarding the Proposed Transaction. In the event that the Board receives an unsolicited proposal, the Board may only effectuate a change of its recommendation in favor of the Proposed Transaction if it first determines in its good faith judgment, after consultation with its independent financial advisor and outside legal counsel, that such proposal constitutes a Superior Proposal (as defined in the Merger Agreement) and that failure to effect such a change of recommendation would constitute a breach of the Board's fiduciary duties.

158.   The Merger Agreement also contains a "matching rights" provision. Thus, even if the Board has determined that the failure to effectuate a change in recommendation regarding the Proposed Transaction would result in a breach of the Board's fiduciary duties, the Merger Agreement requires Alcentra Capital to provide Crescent Capital BDC with written notice of its intention to change their recommendation and provide Crescent Capital BDC with three business days to renegotiate and revise the terms of the Merger Agreement before they may effectuate such a change. Moreover, in the event that the alternative proposal is modified such that it again constitutes a superior proposal, Alcentra Capital must repeat the process again.

159.   In other words, despite the inadequacy of the proposed consideration, the Merger Agreement gives Crescent Capital BDC access to any rival bidder's information and allows

Crescent Capital BDC a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any "auction" will favor Crescent Capital BDC and will allow Crescent Capital BDC to piggy-back upon the due diligence of the foreclosed second bidder.

160. The Merger Agreement further provides that the Company must pay Crescent Capital BDC a termination fee of $4,281,720 following termination of the Merger Agreement under specified circumstances, including if Alcentra Capital enters into a transaction with a superior bidder. As such, any competing bidder will have to pay a substantial naked premium just to match the inadequate consideration proposed by Crescent Capital BDC.

161. In addition, neither Crescent Capital BDC's nor Alcentra Capital's stockholders will be entitled to exercise dissenters' or appraisal rights or rights of objecting stockholders in connection with the Merger under Delaware or Maryland law.

162. Finally, as noted above, certain of Crescent Capital BDC's shareholders also consented to and took part in the execution of several voting agreements, pursuant to which nearly 70% of Crescent Capital BDC's stock is locked up in favor of the Proposed Transaction.

163. These provisions and agreements will cumulatively discourage other potential bidders from making a competing bid for the Company. Similarly, these provisions and agreements make it more difficult for the Company and individual shareholders to exercise their rights and to obtain a fair price for the Company's shares.

E.   **The False and Misleading Definitive Proxy Statement**

164. On December 11, 2019, Alcentra Capital filed the operative Definitive Proxy Statement to convince Alcentra Capital stockholders to vote in favor of the Proposed Transaction. The Proxy denies the Company's stockholders material information concerning the financial and procedural fairness of the Proposed Transaction. Without such information,

Alcentra Capital stockholders cannot make a fully informed decision about whether to vote in favor of the Proposed Transaction.

165.   First, as noted above, the Proxy omits crucial information regarding other bidders' proposals that the Company rejected.

166.   According to the Proxy, there were a number of proposals received by the Company in early 2018, to which the Company responded that it had "determined not to engage in discussions regarding a potential transaction at such time." (Def. Proxy Stmt., pp. 132-33.) No information regarding these proposals is provided. Stockholders are entitled to this information in order to evaluate the Proposed Transaction.

167.   Similarly, on May 14, 2018, the Company received a proposal from an unidentified third party and determined "that the proposal was not then in the best interests of Alcentra Capital's stockholders." (Def. Proxy Stmt., pp. 134-35.) Yet there is no description of the proposal or explanation for why the Company determined that it was not in Stockholders' best interests. The Stockholders are entitled to this information in order to fully evaluate the Proposed Transaction.

168.   Page 133 of the Proxy discusses a September 28, 2018 meeting of the Independent Director Committee at which they discussed a letter received from unidentified stockholders requesting the establishment of a liquidating class of shares and determined that "such a proposal was not in the best interests of Alcentra Capital's stockholders at that time." No information about this proposal is provided, nor is it explained why "such a proposal was not in the best interests of Alcentra Capital's stockholders at that time." Stockholders are entitled to this information in order to fully evaluate the Proposed Transaction.

169.   Again, on page 134 of the Proxy, it states that on November 7, 2018, Alcentra Capital received a letter from an unidentified third party indicating its interest in potentially

engaging in a strategic transaction with Alcentra Capital through which the third party or its

affiliates would invest equity in Alcentra Capital and become Alcentra Capital's new investment

adviser, and on November 9, 2018, the Independent Director Committee determined – again, for

unknown reasons – that this proposal " was not in the best interests of Alcentra Capital's

stockholders." No information about this proposal is provided. Stockholders are entitled to this

information in order to evaluate the Proposed Transaction.

> 170. On page 141 of the Proxy, the Company states:

> Between May 10, 2019 and May 19, 2019, Alcentra Capital received 20 total indicative proposals from 18 parties in connection with first round of Strategic Alternatives Review Phase II, including from CCG LP (May 17, 2019), Party A (May 17, 2019), Party B (May 17, 2019), Party C (May 17, 2019, and Party D (May 15, 23019). The first round indications of interest comprised 11 business combination proposals, five asset purchase proposals, three proposals describing primary investments in Alcentra Capital couple with a replacement of the investment adviser, and one proposal to replace Alcentra Capital's investment adviser.

The Proxy then describes CCG LP's first round proposal, but does not provide any details about

the proposals submitted by Parties A, B, C, or D. Stockholders are entitled details about these

parties' offers so they can assess whether to accept the Proposed Transaction.

> 171. Similarly, on page 142 of the Proxy, it indicates:

> The Independent Director Committee instructed Houlihan Lokey to invite six parties to the second round of Strategic Alternative Review Phase II, which included eight proposals in aggregate: five business combination proposals (CCG LP, Party C, Party d, Party E, and Party G) and three all-cash asset purchase proposals (Party E, Party F, and Party G). Party E and Party G each submitted an asset purchase proposal and a business combination proposal in the first round of Strategic Alternatives Review Phase II. In addition, the Independent Director Committee instructed Houlihan Lokey to contact Party A and Party B to encourage each party to improve its business combination proposal to reach an acquisition price range that was competitive with the other proposals. The other parties that submitted indications of interest in the first round of Strategic Alternatives Phase II proposed acquisition prices or other forms of consideration that were less attractive from a financial perspective than those submitted by CCG LP and Parties A through G, or otherwise had characteristics that led the Independent Director Committee to conclude that such indications of interest did

not satisfy the objectives for the strategic alternatives review process. The Proxy does not explain why the other parties' proposals were "less attractive from a financial perspective than those submitted by CCG LP and Parties A through G, or otherwise had characteristics that led the Independent Director Committee to conclude that such indications of interest did not satisfy the objectives for the strategic alternatives review process." This omitted information is crucial for the Stockholders to evaluate the Proposed Transaction.

172.   <u>Second</u>, and perhaps most important, as is apparent from the Proxy's failure to disclose the January 5, 2019 meeting between representatives of the Company and the Stilwell Funds, the Proxy apparently does not disclose all relevant interactions between the Company and the activist fund that it forced into a sales process. Plainly, this source of conflict – and all such interactions and communications – must be entirely disclosed.

173.   <u>Furthermore</u>, the Proxy omits material information regarding the financial analyses of the Proposed Transactions. Most notably, page 147 of the Proxy references "information and analyses compiled by CCG LP regarding the potential trading levels of the potential Crescent Capital BDC/Alcentra Capital combined company post-closing." This information does not appear to have been considered by either Houlihan Lokey or Merrill Lynch in their financial analyses. Given that there is no public trading market for Crescent Capital BDC, this information is crucial for Stockholders to evaluate the Proposed Transactions – in particular, the value of the Stock Consideration.

174.   Finally, while there are references in the Proxy to various assumptions regarding the potential trading levels of the combined company post-Merger that were reviewed by the Independent Director Committee, it does not appear that Houlihan Lokey utilized this information in preparing its financial analysis. If, in fact, this information was not utilized by Houlihan Lokey, the Proxy should include a fair summary of why it was not utilized.

COUNT I

(Against the Defendants for Breaches of Fiduciary Duties)

175.   Plaintiff repeats and realleges each allegation set forth herein.

176.   As demonstrated by the allegations herein, The Defendants have actively and deliberately violated the fiduciary duties they owed to public stockholders of Alcentra Capital.

177.   As a result of the actions of the Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive fair value for their Alcentra Capital shares. Unless the stockholder vote is enjoined by the Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

178.   To the extent the inadequacy of the consideration alleged herein cannot be remedied by money damages, Plaintiff seeks to enjoin the stockholder vote on the Proposed Transaction to compel the Defendants to carry out their fiduciary duties.

COUNT II

(Against the Defendants for Breach of the Duty of Disclosure)

179.   Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

180.   The Ditrector Defendants were under a duty to ensure that Alcentra Capital stockholders were provided with full and complete information concerning the matters that an Alcentra stockholder would deem important under the circumstances, and not to deceive Alcentra Capital stockholders.

181.   By the acts, transactions, and courses of conduct alleged herein, the Defendants, individually and as part of a common plan or scheme, and in breach of their fiduciary duties to Plaintiff and the Class, unfairly deprived Plaintiff and the Class of their ability to make

intelligent and informed decisions about whether to vote in favor of the Proposed Transaction, and deceived Plaintiff and the Class.

182.   As a result of the actions of the Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive all material information necessary to vote on the Proposed Transaction. Unless the stockholder vote is enjoined by the Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

183.   To the extent the inadequacy of the disclosures alleged herein cannot be remedied by money damages, Plaintiff seeks to enjoin the stockholder vote on the Proposed Transaction to compel the Defendants to carry out their fiduciary duties.

COUNT III

(Against Defendants for Declaratory Relief Pursuant to Courts and Judicial Proceedings Article of the Annotated Code of Maryland § 3-401, *et seq.*)

184.   Plaintiff repeats and realleges each allegation set forth herein.

185.   Defendants breached their fiduciary duties owed directly to Plaintiff and the Class in connection with the Proposed Transaction and are liable therefore.

186.   As a result of the Defendants' conduct as herein alleged, Plaintiff and the other members of the Class have suffered and/or will, in the future, suffer damages and harm, including harm for which they have no adequate remedy at law.

187.   Pursuant to Courts and Judicial Proceedings Article of the Annotated Code of Maryland § 3-412, Plaintiff demands a declaration that: (a) the stockholders should not be asked to vote on the Proposed Transaction, and that such vote should be enjoined; (b) the Defendants have breached their fiduciary duties owed directly to Plaintiff and the Class; (c) the Proposed Transaction was entered into in breach of Defendants' common law fiduciary duties owed

directly to Plaintiff and the Class and was therefore unlawful and unenforceable, and that the

Merger Agreement and any other agreements in connection with, or in furtherance of, the

Proposed Transaction should be rescinded and invalidated; (d) the Proposed Transaction, the

Merger Agreement and/or related transactions contemplated thereby, should be rescinded and the

parties restored to their original position; and (e) Plaintiff and the stockholders should be granted

such other and further relief as the nature of their cause may require.

**PRAYER FOR RELIEF**

WHEREFORE, Plaintiff demands relief in their favor and in favor of the Class and

against Defendants as follows:

A.   Declaring that this action is properly maintainable as a Class action and certifying

Plaintiff as Class representative;

B.   Enjoining, preliminarily and/or permanently, the vote on the Proposed

Transaction;

C.   Enjoining Defendants, their agents, counsel, employees and all persons acting in

concert with them from commencing the Proposed Transaction, unless and until the Company

adopts and implements a procedure or process to obtain a merger agreement providing the best

available terms for stockholders;

D.   Rescinding and unwinding, to the extent already implemented, the Proposed

Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

E.   Directing Defendants to account to Plaintiff and the Class for all damages

suffered as a result of the wrongdoing;

F.   Awarding compensatory damages in favor of Plaintiff and the Class for all losses

and damages suffered as a result of the wrongdoing alleged herein by the Defendants (in an amount in excess of $75,000); awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff's attorneys and experts; and

G. Granting such other and further equitable relief as Plaintiff's and the Class's causes may require.

JURY DEMAND

Plaintiff and the other members of the Class demand a trial by jury for the Counts above as to all issues so triable.

DATED: December 23, 2019

GOLDMAN & MINTON, P.C.

_____/S/_____
Thomas J. Minton
3600 Clipper Mill Rd., Suite 201
Baltimore, MD 21211
Tel.: (410) 783-7575
Fax: (410) 783-1711
tminton@charmcitylegal.com
Attorneys for Plaintiff

OF COUNSEL:

KAHN SWICK & FOTI, LLC
Michael J. Palestina
Melissa H. Harris
1100 Poydras Street, Suite 3200
New Orleans, LA 70163
T: (504) 455-1400
F: (504) 455-1498

Attorneys for Plaintiff